SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: February 18, 2005	By:	/s/ Nancy C. Gardner

REUTERS GROUP PLC - PRELIMINARY RESULTS 16 February 2005

for the year to 31 December 2004 03/05

REUTERS PRELIMINARY RESULTS

Statutory results (unaudited)	Year to 31 December			% change
	2004		2003	Actual
			Restated*
	£m		£m
Reuters	2,361		2,664	(11%)
Instinet Group	530		578	(8%)

Group revenue**	2,885		3,235	(11%)

Reuters	169		178	(5%)
Instinet Group	29		(48)	--

Group operating profit	198		130	52%

Profit before taxation	438		56

Earnings per share (EPS)		25.2p	3.6p

Dividend per ordinary share		10.0p	10.0p

* 2003 results have been restated following adoption of UITFs 17 and 38 (see note 1 on page 14). The impact on profit before tax (PBT) is a decrease of £2 million in the year to 31 December 2004 and an increase of £7 million in the year to 31 December 2003. 2003 results have also been reclassified for recently issued SEC guidance (see note 1 on page 14) to gross up Instinet Group’s transaction-related revenues and costs, with no impact on PBT. For the years ended 31 December 2004 and 2003, the increases are £30 million and £38 million respectively.

** After elimination of £6 million intra-group revenues (December 2003: £7 million).

Reuters (excluding Instinet Group) — other performance measures***

Revenue decline slowing

o Reuters recurring revenue of £2,164 million, down 11.9% of which 4.5% was due to currency; underlying decline reduced to 5.4% compared to 10.2% in 2003

o Q4 recurring revenue of £543 million, down 8.2% (2.3% on an underlying basis). Fast Forward savings ahead of target; margins remain above 15% o £234 million of cumulative savings delivered in 2004 compared to original target of £220 million

o Reuters operating profit (before amortisation of goodwill and intangibles, impairments and restructuring) of £357 million (2003:£408 million), at a margin of 15.1% (2003: 15.3%).

Profits up

o Profit before tax up £280 million to £382 million, driven mainly by profits on disposals o EPS before amortisation of goodwill and intangibles, impairments and disposals of 13.0p (2003: 12.1p). Net debt reduced o Net debt of £169 million (2003: £610 million).

Reuters business highlights

o Usage revenues up an underlying 11% to £108 million, driven by growth in transactions products o 328,000 user positions at year end; 1,000 new positions added in Q4 o Average revenue per access up 2% on an underlying basis to £304 per month in Q4.

Reuters guidance

o Q1 guidance confirmed for underlying recurring revenue — decline expected to be around 1.5%; further gradual improvement expected in Q2 following good January net sales

o Cumulative Fast Forward savings of £340 million expected by end 2005 with further restructuring charges in 2005 of £80 million

*** This release includes certain non-GAAP figures which are performance measures, used to manage the business. See page 15 note 3 for explanations and reconciliations to equivalent UK GAAP figures. Reconciliations of underlying change, which is stated at constant exchange rates and excludes acquisitions and disposals, to actual measurements, can be found at www.about.reuters.com in the Investors section under Financial Data. See page 14 note 2 for definition of Group names.

Tom Glocer, Reuters Group Chief Executive, said: “Reuters and Instinet both performed well in 2004, as our focus on the core Reuters business and attention to creating value in the portfolio was reflected in strong EPS growth. Improving customer relationships, more competitive products and continued strong cost discipline position us well for 2005.

“Reuters goes into the last year of Fast Forward transformation with a strong delivery record, and our top priority is to finish what we have started. In parallel, we continue to invest in the quality and resilience of our service to customers and in promising areas of growth such as electronic trading and enterprise datafeeds. 2005 will be an exciting year for Reuters, as we begin to look beyond recovery to growth.”

Contacts

Press – US

Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Johnny Weir
Tel: +44 (0) 20 7542 5211
johnny.weir@reuters.com

Press – US

Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors

Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Notes

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters Group preliminary results presentation for investors and analysts will be webcast live today from 09:30 GMT and available for replay from 12:00 GMT at www.reuters.com/webcast/resultsq404.

Reuters will hold a conference call for US investors at 15:00 GMT/10:00 EST. To participate, please register on-line at http://registration.intercall.com/go/reutersir. An e-mail confirmation, containing the dial-in details, will be sent by return.

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

This announcement includes forward-looking statements. See page 29 for a description of risk factors.

Review of 2004 results

Reuters Group

Reuters Group (RTR.L; RTRSY.O) pre-tax profit increased to £438 million from £56 million in 2003 and EPS rose from 3.6p to 25.2p. The major drivers of this improvement were a solid operating performance at Reuters, a return to profit at Instinet Group, and profits on disposals of £223 million at Reuters and £20 million at Instinet Group.

Reuters Group was cash positive at the end of December 2004, with £326 million of net funds (2003: £77 million net debt). Instinet Group held £495 million of net funds and Reuters carried £169 million of net debt (December 2003: £610 million). The reduction in Reuters net debt position over the course of the year was driven primarily by net proceeds from disposals of £434 million. In the second half of 2004, Reuters increased its debt slightly to finance the acquisition of Equant’s share in Radianz, as a precursor to the planned sale of the whole of Radianz to BT.

The dividend remains unchanged at 10p per share.

Reuters

Reuters revenue was £2,361 million, a decrease of 11% compared to the previous year. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, the decline was 5% compared to 12% in 2003. Exchange rate movements accounted for 4.7 of the 6 percentage point difference between actual and underlying declines in 2004.

Recurring revenue, which represented 92% of Reuters revenue in 2004, was £2,164 million. Fourth quarter recurring revenues were £543 million, a decline of 8.2% (2.3% on an underlying basis) compared to the same period last year. The fourth quarter out-turn was better than expected because of once-off benefits such as retrospective billing adjustments.

Operating profit before amortisation of goodwill and intangibles, impairments and restructuring charges was £357 million (2003: £408 million), a fall of 13%. Costs fell at broadly the same rate as revenues, with the result that margins held relatively steady at 15.1% (2003: 15.3%).

Reuters took a restructuring charge related to Fast Forward within operating profit of £120 million in 2004 (2003: £134 million net of a £10 million release of legacy programme provisions), principally to cover staff reductions and the early surrender of leases to facilitate the relocation of the company’s London operations to Canary Wharf. Staff will start to move into the new building in May 2005.

Reuters operating profit was £169 million (2003: £178 million).

Reuters share of profits and losses from affiliates improved to a profit of £5 million (2003: loss of £28 million), largely driven by a significantly improved performance at Radianz. Reuters announced in October that it is in exclusive discussions with BT to secure a long-term agreement for the provision of network services, which would involve the sale of Radianz to BT.

Reuters profit before tax increased to £382 million (2003: £102 million), driven mainly by £223 million of profits on disposals, which included the majority of Reuters stake in TIBCO Software Inc. as well as its holdings in GL TRADE, RiskMetrics, TowerGroup and ORT SAS Group.

Reuters generated earnings per share before amortisation of goodwill and intangibles, impairments, disposals and non-recurring tax items of 13.0p (2003: 12.1p) and free cash flow of £212 million (2003: £197 million).

Revenue review

Sales & Trading segment

Revenue from Sales & Trading, 50% of Reuters 2004 revenues, was £1,180 million, an underlying decline of 4% compared to last year (9% on an actual basis).

During 2004, the key priorities in Sales & Trading moved on from upgrading customers on legacy products and defending the Treasury franchise to include new initiatives such as electronic trading.

Reuters made good progress on migrating customers to new products in the course of the year. By the end of 2004, two thirds of all Reuters desktop customers were using a product from Reuters new segmented product line and overall average revenue per access increased by 2% on an underlying basis.

At year end there were 108,000 installed positions of Reuters Xtra family products. 80% of the 20,000 positions added during the course of the year were migrations; the remainder were new business. Installations accelerated in the fourth quarter, largely due to take-up of Reuters 3000 Xtra with major customers.

In the Reuters Trader family, a third of Reuters customers are using one of Reuters latest Trader products, the majority of them in the US. The roll out of Reuters Trader in Europe has been slower than expected. Post launch product issues have now been fixed, and further work is under way to optimise overall product performance. There are 4,300 positions of Reuters Trader now installed.

Reuters Treasury business performed strongly throughout 2004 despite increased competition. Growth in brokerage systems continued in the fourth quarter, with US dollar weakness and increased trading in emerging markets currencies driving a 16% underlying increase in Treasury usage revenues.

In November, Reuters announced plans to extend its transactional capabilities from foreign exchange into equities, commodities, derivatives and fixed income to provide cross asset trading capability. The acquisition of Moneyline Telerate, announced in December but still subject to regulatory approval, will support this initiative, particularly in the fixed income market.

Research & Asset Management segment

Revenue from Research & Asset Management, 10% of Reuters 2004 revenues, was £235 million, up 2% compared to last year on an underlying basis. The 19% actual decline in revenues was driven by a combination of currency movements and the disposals of TowerGroup, Yankee Group and ORT SAS Group.

On an underlying basis, the Reuters Knowledge family grew revenues by 56% in 2004. This growth accelerated in the fourth quarter, driven by a global buy side sales campaign designed to raise awareness in investment management firms and hedge funds of the deeper company data, research and estimates information Reuters now offers. Reuters Knowledge now has 8,400 positions installed, and there have been substantial new sales since the year end including 350 positions at ABN AMRO Asset Management.

Revenue from the Reuters Wealth Manager family grew by 2% on an underlying basis in 2004. The major drivers of growth were the Reuters Plus US retail equities product, and Lipper mutual fund analysis. Lipper has recently strengthened its offering by acquiring Fitzrovia International plc, which analyses mutual fund fees and expenses. Reuters new European product, Reuters Wealth Manager, now has 4,400 positions sold. As with Reuters Trader, work is under way to optimise overall product performance.

Enterprise segment

Enterprise revenue, 20% of Reuters 2004 revenues, was £481 million, an underlying decline of 9% compared to last year (14% on an actual basis). The Enterprise segment comprises four product lines, offering customers fully integrated business solutions. Risk Management and Enterprise Information Products both have good potential for growth, and account for 24% of total Enterprise revenues. Datafeeds and Market Data Systems are more established businesses with strategically vital capabilities, that sit at the heart of Reuters new transactions markets.

Enterprise Information Products grew by 57% on an underlying basis in 2004, driven by a solid product offering and renewed market focus on data usage compliance. Risk Management acquired 30 new customers during 2004, including a major win at ING Group, and continues to show good potential despite a 2% underlying decline in revenues this year. Further new products and operational improvements are planned for Risk Management to help it realise the potential generated from having the largest installed base in the market, at 550 sites.

Datafeeds and Market Data Systems showed annual declines of 15% and 10% respectively on an underlying basis. These declines were driven by Reuters withdrawal from its consulting business as part of Fast Forward, major customers consolidating systems into larger centres and an aggressive campaign by Reuters to migrate small and medium sized customers to newer, desktop-based offerings. Nevertheless, Reuters continues to be uniquely placed to supply sophisticated enterprise solutions to customers with technology-intensive businesses. The fourth quarter saw excellent uptake of the next generation Reuters Market Data System, as customers invested to address areas of industry-wide concern such as increasing data rates and service resilience. Further enhancements are planned in these areas including the launch of Reuters Datafeed Direct, which combines the ultra high speed of direct exchange connections with Reuters market standard programming interfaces and data model.

Media segment

Media revenue was £144 million, an underlying decline of 2% (6% on an actual basis) compared to last year. The main driver of this decline was Reuters decision to restrict access to its news from third party websites, in order to strengthen the competitive advantage of Reuters professional and consumer offerings. This initiative has started to deliver benefit, with strong growth in consumer services offered via online, mobile and ipTV platforms, albeit from a small base.

Operating costs

Cost reductions kept pace with revenue declines in percentage terms in 2004, with an overall reduction of £294 million, giving total operating costs for the year of £2,192 million. The major drivers of cost reduction were Fast Forward savings, currency fluctuations, disposals and operational gearing linked to revenue decline. This cost decrease was achieved while also increasing investment in product and service capabilities.

Reuters recorded an additional £159 million of Fast Forward savings in 2004, to keep the cumulative total ahead of target at £234 million. Around half of the cumulative savings are headcount related, with the remainder coming from property rationalisation and reduced spend on communications. The Fast Forward restructuring charge in 2004 was slightly lower than expected at £120 million. Headcount reduced by over 1,000 in 2004 to end the year at less than 14,500, despite adding 850 new positions in customer facing departments, in data analysis in Bangalore and in product development in Bangkok.

Cash flow

Reuters generated free cash flow of £212 million in 2004 (2003: £197 million), driven in part by lower levels of capital expenditure (£90 million in 2004 vs £123 million in 2003). In 2005 Reuters expects an increase in capital expenditure to reflect approximately £30 million of fit-out costs for the company’s new London headquarters in Canary Wharf and an additional £30 – 40 million to build data centre capacity and improve service resilience.

Fast Forward progress review

As Reuters enters the final year of its Fast Forward programme, it continues to make good progress on transforming itself into a more competitive, less complex, more service-driven and more efficient business.

Reuters drive to become more competitive delivered a successful defence of its Treasury franchise, new sales of its segmented product line to the buy side, and new initiatives to respond to market trends in transactions and the Enterprise segment.

Reuters continues to become less complex to do business with and less complex to manage, with the number of products sold now reduced by two thirds (a reduction of 826 products), on the way to 50 financial information desktop products grouped into four carefully targeted families.

Reuters annual survey of 12,000 customers demonstrates that customer satisfaction improved overall in 2004 compared to 2003. However, a power outage at Reuters UK Docklands data centre on 12 October 2004 caused a setback in the fourth quarter. Reuters immediately took corrective action to improve data centre resilience and will continue to invest in 2005 to make service resilience a competitive advantage.

Efficiency gains are also accelerating, with cost savings ahead of schedule and a greater proportion of staff now in customer facing roles.

Reuters expects great service, competitiveness, simplicity and efficiency to be fundamental to the way it continues to do business post the completion of Fast Forward.

Instinet Group

Instinet Group (INGP.O), the electronic brokerage firm in which Reuters has a 62% stake, made good progress in 2004, delivering operating profits of £29 million compared to a loss of £48 million last year.

Revenue was £530 million, 8% lower than last year but 2% higher if adjusted to reflect the negative impact of a weaker US dollar. Revenue rose in the fourth quarter both at Instinet, the institutional broker, and INET, the electronic market place, reflecting higher equity market volumes.

Operating costs continued to fall, driven by a 17% reduction in headcount to 1,000 people at year end. Further cost savings initiatives are planned at Instinet Group in 2005.

Instinet Group profit before tax of £56 million includes profits of £20 million from the disposals of stakes in Euronext, the London Stock Exchange and Archipelago.

Reuters said in November 2004 that it will consider opportunities to extract value from its holding in Instinet Group. Reuters and Instinet Group are considering strategic alternatives, including a possible sale, merger or other business combination or corporate transaction. Reuters does not intend to provide any further updates regarding a transaction involving Instinet Group until such time as it deems appropriate.

Impact of currency movements

At Reuters, changes in currency rates caused a £123 million reduction in revenues during 2004, the primary driver being the weakening of the US dollar. This was counterbalanced by a £118 million reduction in operating costs, with the result that currency movements had only a small effect on operating profits.

If current exchange rates were to persist for the rest of 2005, the effects of a slightly weaker US dollar and a slightly stronger Euro would largely balance each other out at Reuters operating profit level, limiting the impact of currency movements.

If the weakening of the US dollar intensifies, it is likely to have a more significant effect on Reuters operating profits in 2005 than in the past, because a higher proportion of these profits are expected to be US dollar denominated.

Reuters prospects

Reuters confirms its revenue guidance issued on 13 January 2005 that it expects underlying recurring revenues for the first quarter of 2005 to decline by around 1.5% compared to the same period in 2004. With net sales off to a good start in January, the company expects further gradual improvement in recurring revenues in the second quarter.

Reuters will continue to reshape its cost base in 2005, with a further £105 million of cost savings expected to be delivered under the Fast Forward transformation programme this year. This will bring the cumulative total to approximately £340 million by the end of 2005, on track to realise the full £440 million of promised savings by the end of 2006. The Fast Forward restructuring charge for 2005 is expected to be £80 million. This figure is higher than originally expected because it now includes once-off expenditure associated with completing the move of the company’s London operations to Canary Wharf.

Reuters will report its 2005 results under International Financial Reporting Standards (IFRS), and will give more details on the impact of IFRS changes at a seminar on 10 March 2005.

Summarised financial statements for the year ended 31 December 2004 (unaudited)

1)     Consolidated profit and loss account for the year to 31 December 2004 (unaudited)

	Year to 31 December
	2004	2003
		Restated*
	£m	£m
Group revenue	2,885	3,235
Operating costs	(2,687)	(3,105)

Operating profit	198	130
Share of operating profits/(losses) of associates and joint ventures	4	(35)
Impairment of investments in associates and joint ventures	--	(9)
Profit on disposal of subsidiary undertakings	10	3
Loss on deemed partial disposal of subsidiary undertaking	(1)	--
Profit on disposal of associates and joint ventures	206	10
Share of profit on disposal of a business by joint venture	9	--
Loss on disposal of fixed assets	--	(17)
Profit on disposal of other fixed asset investments	19	6
Income from fixed asset investments	1	--
Amounts written off investments	(4)	(3)
Net interest payable	(4)	(29)

Profit on ordinary activities before taxation	438	56
Taxation on profit on ordinary activities	(73)	(22)

Profit on ordinary activities after taxation	365	34
Equity minority interest	(13)	16

Profit attributable to ordinary shareholders	352	50
Dividend
- Interim	(54)	(54)
- Final	(86)	(86)

Retained profit/(loss) for the period	212	(90)

Basic earnings per ordinary share	25.2p	3.6p

* Reported results for 2003 have been restated following adoption of UITF 38 ‘Accounting for Employee Share Ownership Plan Trusts’ and UITF 17 ‘Employee Share Schemes’ and to reflect recently issued SEC guidance on accounting for transaction-related regulatory fees at Instinet Group. (See note 1 on page 14).

2)     Consolidated statement of total recognised gains and losses for the year to 31 December 2004 (unaudited)

	Year to 31 December
	2004	2003
		Restated*
	£m	£m
Profit attributable to ordinary shareholders	352	50
Translation differences taken directly to reserves	(25)	(113)
Tax on translation differences taken directly to reserves	(10)	--

Total recognised gains and losses relating to the period	317	(63)

Prior period adjustment (see note 1 on page 14)	151
Total gains and losses since last annual report	468

* Reported results for 2003 have been restated following adoption of UITF 38 ‘Accounting for Employee Share Ownership Plan Trusts’ and UITF 17 ‘Employee Share Schemes’. (See note 1 on page 14).

The prior period adjustment reflects the impact of the change in accounting treatment on the total gains and losses recognised since the last annual report. This primarily relates to the reversal of prior year impairment charges, because Employee Share Ownership Trust (ESOT) shares are now held at cost.

3a)     Consolidated cash flow statement for the year to 31 December 2004 (unaudited)

	Year to 31 December
	2004	2003
	£m	£m
Net cash inflow from operating activities	254	429
Dividends received from associates	4	3
Returns on investments and servicing of finance
Interest received	19	17
Interest paid	(30)	(45)
Income from fixed asset investments	1	--

Net cash outflow from returns on investments and servicing of finance	(10)	(28)
Taxation paid	(43)	(33)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(109)	(131)
Sale of tangible fixed assets	66	13
Purchase of fixed asset investments	(1)	(3)
Sale of fixed asset investments	25	11

Net cash outflow on capital expenditure and financial investments	(19)	(110)
Acquisitions and disposals (including joint ventures and associates)	361	(106)
Equity dividends paid	(140)	(140)

Cash inflow before management of liquid resources and financing	407	15
Management of liquid resources
Net increase in short-term investments	(164)	(99)
Financing
Proceeds from issue of shares	6	--
Net decrease in borrowings	(225)	(13)

Net cash outflow from financing	(219)	(13)

Increase/(decrease) in cash	24	(97)

3b)     Reconciliation of net cash flow to movement in net funds/(debt) for the year ended 31 December 2004 (unaudited)

	Year to 31 December
	2004	2003
	£m	£m
Increase/(decrease) in cash	24	(97)
Movement in borrowings	225	13
Movement in liquid resources	164	99

Change in net funds resulting from cash flows	413	15
Net funds (disposed)/arising on acquisitions	(1)	3
Non-cash movements	5	--
Translation differences	(14)	(29)

Movement in net funds/(debt)	403	(11)
Opening net debt	(77)	(66)

Closing net funds/(debt)	326	(77)

3c)     Net cash inflow from operating activities for the year ended 31 December 2004 (unaudited)

	Year to 31 December
	2004	2003
		Restated
	£m	£m
Operating profit	198	130
Depreciation	133	193
Amortisation and impairment of goodwill and other intangibles	75	121
Increase in stocks	(1)	(1)
Decrease in debtors	141	316
Decrease in creditors	(333)	(316)
Loss on disposal of tangible fixed assets	3	--
Employee share schemes charge/(credit)	18	(16)
Other, principally translation differences	20	2

Net cash inflow from operating activities	254	429

4)     Consolidated balance sheet at 31 December 2004 (unaudited)

	As at 31 December
	2004	2003
		Restated
	£m	£m
Fixed assets	735	1,192
Stock	3	2
Debtors	784	981
Investments	108	--
Cash and short-term investments	836	694
Creditors	(1,263)	(1,766)

Net current assets/(liabilities)	468	(89)

Total assets less current liabilities	1,203	1,103
Long-term creditors	(348)	(425)
Provisions	(242)	(271)

Net assets	613	407

Capital and reserves
Called-up share capital and share premium	455	449
Other reserve	(1,717)	(1,717)
Capital redemption reserve	1	1
Profit and loss account reserve	1,674	1,479

Shareholders' equity	413	212
Equity minority interest	200	195

Capital employed	613	407

5)     Reconciliation of movement in shareholders’ equity for the year to 31 December 2004 (unaudited)

	Year to 31 December
	2004	2003
		Restated
	£m	£m
Retained profit/(loss) for the period	212	(90)
Translation differences taken directly to reserves	(25)	(113)
Tax on translation differences taken directly to reserves	(10)	--
Shares issued during the period	6	--
Amounts credited/(charged) in respect of employee share schemes	18	(13)

Net movement in shareholders' equity	201	(216)
Opening shareholders' equity as previously stated	286	496
Prior year adjustment (See note 1 on page 14)	(74)	(68)

Opening shareholders' equity as restated	212	428

Closing shareholders' equity	413	212

Notes to the preliminary results for the year ended 31 December 2004 (unaudited)

1. Basis of preparation

With the exception of accounting for Employee Share Ownership Trusts (ESOTs) and employee share schemes and accounting for transactions-related regulatory fees, as described below, the above financial information has been prepared on a basis consistent with the accounting policies set out on pages 72 and 73 of Reuters Group PLC 2003 Annual Report and Form 20-F.

The preliminary results for 2004 are unaudited. The financial information set out in this announcement does not constitute statutory accounts for 2004 or 2003 as defined by the Companies Act. Financial information for 2003 is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985. The statutory accounts for 2004 will be finalised in due course.

Revised accounting for ESOTs and employee share schemes

UITF 38 ‘Accounting for ESOP Trusts’ has been adopted for the 2004 financial statements. As a result, shares in Reuters Group PLC held by ESOTs have been reclassified from Fixed Asset Investments and are now treated as a deduction from Shareholders’ Equity. No new shares have been acquired by the ESOTs during the year. In addition, revisions to UITF 17 ‘Employee Share Schemes’ have changed the basis on which the costs of employee share schemes are charged to the profit and loss account.

The impact of both these changes in accounting treatment has resulted in prior period adjustments and previously reported figures have been restated accordingly. The reclassification of shares acquired by the Reuters ESOTs from Fixed Asset Investments to Shareholders’ Equity has reduced net assets by £74 million as at 31 December 2003. The impact of adopting the amendment to UITF 17 was to decrease profit before tax by £2 million in the year to 31 December 2004 and to increase profit before tax by £7 million in the year to 31 December 2003.

Revised accounting for transaction-related regulatory fees – Instinet Group

Following recently issued Securities and Exchange Commission (SEC) guidance, Reuters Group has determined that transaction-related regulatory fees are more appropriately shown gross within revenue, rather than offset within brokerage, clearing and exchange fees. For the years ended 31 December 2004 and 31 December 2003, the regulatory fee expenses were £30 million and £38 million, respectively. This adjustment has no impact on profit before taxation.

2. Definition of Group names

In this release, “Reuters Group” and “Group” refer to Reuters Group PLC and its subsidiary undertakings including Instinet Group Incorporated (Instinet Group). “Reuters” refers to Reuters Group excluding Instinet Group.

3.     Use of non-GAAP measures

To supplement UK GAAP measures, the Group undertakes further analysis to break out GAAP measures into their component parts, which result in the creation of certain non-GAAP measures. The rationale for this analysis and reconciliations to UK GAAP measures are set out below. These measures are used by management to measure the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

A more detailed explanation of the use of non-GAAP measures is set out on pages 27 and 28 of Reuters Group PLC 2003 Annual Report and Form 20-F.

a) Underlying results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results under UK GAAP) and in underlying terms. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals, as these are factors that are not on a like-for-like basis between periods. This enables comparison of Reuters operating results on a like-for-like basis between periods.

Underlying results reflect the operating results of the ongoing elements of each business unit, and measure the performance of management against variables over which they have control, without the impact of changes in rates of foreign exchange, and without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

Underlying figures also allow investors to compare the reported Reuters results with the forward-looking guidance issued by Reuters to the investor community. Because it is not able to forecast currency movements or the exact timing and impact of acquisition and disposal activity, Reuters communicates its revenue guidance to investors on an underlying basis. Therefore, providing the underlying results in addition to the actual reported results assists investors in making their own assessments of company performance against the guidance given by management.

Reconciliation between actual percentage changes and underlying percentage changes can be found at www.about.reuters.com in the Investors section under Financial Data.

b)     Exclusion of restructuring charges

Reuters results are viewed before and after the costs of Reuters business transformation plan, which includes the Fast Forward programme. Under the Fast Forward programme, Reuters is incurring restructuring costs, relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward is a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme is scheduled to complete in 2005 as originally envisaged.

The Fast Forward programme is centrally managed, and its performance against targets is evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit and margin measures. Because of their time-limited and defined nature, Reuters believes that presenting these measures both including and excluding restructuring charges gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

c)     Exclusion of amortisation of goodwill and other intangibles, impairments and disposals

For certain cost, profit, margin and earnings per share measures, Reuters analyses its results before and after the impact of restructuring, amortisation of goodwill and other intangibles, impairments of subsidiaries, associates and joint ventures as well as amounts written off fixed asset investments and disposals. The non-GAAP EPS measure also eliminates the earnings impact of non-recurring tax charges and credits related to impairments, reorganisation and disposals.

The rationale for isolating restructuring charges is explained above. The other charges and income arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business units. They are analysed and reviewed separately from ongoing operations as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community. Acquisition and disposal activity does not form part of the operations controlled by business unit management, and decisions around such activity are usually determined centrally.

Presenting earnings before amortisation of goodwill and other intangibles, impairments and disposals and the above non-recurring tax items also helps investors measure performance in relation to the Group’s dividend policy. In October 2001, Reuters Group defined the long term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters earnings before amortisation of goodwill and other intangibles, impairments and disposals.

d)     Free cash flow

Reuters free cash flow is used as a performance measure and to assess the extent of the Group’s dividend cover from a cash perspective. Free cash flow is intended to measure all Reuters cash movements other than those which are both discretionary in nature and unrelated to ongoing operating activities such as purchase of shares by the ESOTs, loans with associates and joint ventures and dividends paid out by the Group. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

e)     Reconciliation of non-GAAP measures (unaudited)

Reconciliation of non-GAAP operating profit

	Year to 31 December
	2004	2003
		Restated
	£m	£m
Reuters Group operating profit	198	130
Exclude Instinet Group operating (profit)/loss	(29)	48

Reuters operating profit	169	178
Exclude:
Restructuring charges	120	134
Amortisation of goodwill and other intangibles	55	89
Impairment of goodwill and other intangibles	13	7

Reuters operating profit before amortisation of goodwill and other intangibles,
impairments and restructuring	357	408

Reconciliation of non-GAAP operating margin

	Year to 31 December
	2004	2003
		Restated
	%	%
Reuters Group operating margin	6.9%	4.0%
Exclude Instinet Group operating margin	(5.4%)	--

Reuters operating margin	7.2%	6.7%
Exclude:
Restructuring charges	5.1%	5.0%
Amortisation of goodwill and other intangibles	2.3%	3.3%
Impairment of goodwill and other intangibles	0.5%	0.3%

Reuters operating margin before amortisation of goodwill and other intangibles,
impairments and restructuring	15.1%	15.3%

Reconciliation of non-GAAP profit before taxation

	Year to 31 December
	2004	2003
		Restated
	£m	£m
Reuters Group profit before taxation	438	56
Exclude:
Amortisation of goodwill and other intangibles	63	108
Impairments	17	32
Disposals	(243)	(2)

Reuters Group profit before taxation, amortisation of goodwill and other
intangibles, impairments and disposals	275	194

Reuters Group profit before taxation	438	56
Exclude Instinet Group (profit)/loss before tax	(56)	46

Reuters profit before taxation	382	102
Exclude:
Amortisation of goodwill and other intangibles	56	96
Impairments	17	17
Disposals	(223)	(3)

Reuters profit before taxation, amortisation of goodwill and other intangibles,
impairments and disposals	232	212

Reconciliation of EPS

	Year to 31 December
	2004	2003
		Restated
	pence	pence
Reuters Group EPS	25.2	3.6
Exclude:
Amortisation of goodwill and other intangibles	4.5	7.7
Impairments	1.2	2.3
Disposals	(17.4)	(0.1)
Adjustment to tax charge for non-recurring tax effects of impairments,
reorganisations and disposals	0.6	(1.4)
Adjustment to equity minority interest for effect of amortisation of goodwill
and other intangibles, impairments and disposals	0.2	(0.7)

Reuters Group EPS before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments,
reorganisations and disposals	14.3	11.4

Reuters Group EPS	25.2	3.6
Exclude Instinet Group EPS	(1.6)	1.9

Reuters EPS	23.6	5.5
Exclude:
Amortisation of goodwill and other intangibles	4.0	6.8
Impairments	1.2	1.3
Disposals	(15.9)	(0.2)
Adjustment to tax charge for non-recurring tax effects of impairments,
reorganisations and disposals	0.1	(1.3)

Reuters EPS before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments, reorganisations and
disposals	13.0	12.1

Reconciliation of free cash flow

	Year to 31 December 2004
	Reuters	Instinet Group	Reuters Group
	£m	£m	£m
Net cash inflow/(outflow) from operating activities	288	(34)	254
Dividends received from associates	4	--	4
Returns on investment and servicing of finance	(19)	9	(10)
Taxation paid	(38)	(5)	(43)
Capital expenditure and financial investments	(41)	22	(19)
Interim funding payment	18	--	18

Free cash flow	212	(8)	204

4.     Share and dividend data

The weighted average number of ordinary shares used for the calculation of earnings per share was 1,400 million for the year to December 2004 (December 2003: 1,396 million).

The final dividend of 6.15 pence per share is payable on 28 April 2005 to ordinary shareholders on the register as at 11 March 2005. The final dividend is payable on 5 May 2005 to American Depositary Shareholders on the record at 11 March 2005. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 9 March 2005.

5. Segmental analysis

The tables 5a-d below show a segmental analysis of revenue, costs and results which reflect the way Reuters has been managed since 1 January 2004, and the management of Instinet Group as a separate business within the Reuters Group.

Reuters product revenues are classified into product families, which are aligned to the customer segments as shown in table 5c. Product families map directly to one segment with two exceptions. Reuters Xtra family and Reuters Trader family revenues are initially fully attributed to the Sales & Trading customer segment. Those revenues earned from Research & Asset Management customers are then re-allocated to that customer segment by reference to the activities at particular customer sites.

Recoveries revenue arises where Reuters recharges costs, primarily exchange fees and communication costs, to customers. The revenues received from customers almost exactly match the exchange fees and communication costs incurred within Channel costs.

Prior periods have been restated to reflect changes in the segmentation of revenues and minor changes in the management of the cost base for Reuters, and the reclassification of Instinet Group transaction-related regulatory fees.

5a.     Segmental analysis for the year to 31 December 2004 (unaudited)

	Year to 31 December		% Change
	2004	2003	Actual	Underlying
Revenue		Restated
	£m	£m
Sales & Trading	1,180	1,300	(9%)	(4%)
Research & Asset Management	235	290	(19%)	2%
Enterprise	481	560	(14%)	(9%)
Media	144	153	(6%)	(2%)
Recoveries	321	361	(11%)	(7%)

Reuters	2,361	2,664	(11%)	(5%)
Instinet Group	530	578	(8%)	2%
Intra-Group revenue	(6)	(7)	22%	19%

Group revenue	2,885	3,235	(11%)	(4%)

Costs
Customer Segments	166	250	(33%)	(14%)
Channels	822	940	(12%)	(8%)
Operations and Technology	630	674	(7%)	--
Content	262	278	(6%)	(1%)
Corporate Services / Other	124	114	8%	15%

Reuters	2,004	2,256	(11%)	(4%)
Instinet Group	486	557	(13%)	(3%)
Intra-Group costs	(6)	(7)	22%	19%

	2,484	2,806	(11%)	(4%)
Restructuring costs - Reuters	120	134	(11%)	(8%)
- Instinet Group	8	44	(82%)	(83%)

	2,612	2,984	(12%)	(5%)
Goodwill and other intangibles:
Amortisation - Reuters	55	89	(38%)	(38%)
- Instinet Group	7	12	(37%)	(37%)
Impairment - Reuters	13	7	78%	78%
- Instinet Group	--	13	--	--

Group operating costs	2,687	3,105	(13%)	(7%)

Group operating profit	198	130	52%	63%

5b.     Reuters Revenue by Segment by Type for the year to 31 December 2004 (unaudited)

	Year to 31 December		% Change
	2004	2003	Actual	Underlying
	£m	£m
Recurring	1,084	1,200	(10%)	(5%)
Outright	5	7	(19%)	1%
Usage	91	93	(3%)	9%

Sales & Trading	1,180	1,300	(9%)	(4%)

Recurring	230	288	(20%)	2%
Outright	3	2	55%	67%
Usage	2	--	--	--

Research & Asset Management	235	290	(19%)	2%

Recurring	399	464	(14%)	(8%)
Outright	81	96	(16%)	(12%)
Usage	1	--	--	--

Enterprise	481	560	(14%)	(9%)

Recurring	130	143	(9%)	(3%)
Usage	14	10	40%	16%

Media	144	153	(6%)	(2%)

Recurring	321	361	(11%)	(7%)

Recoveries	321	361	(11%)	(7%)

Recurring	2,164	2,456	(12%)	(5%)
Outright	89	105	(15%)	(10%)
Usage	108	103	5%	11%

Total Reuters revenue	2,361	2,664	(11%)	(5%)

5c.     Reuters Revenue by Segment by Product Family for the year to 31 December 2004 (unaudited)

	Year to 31 December	% Change
	2004	2003	Actual	Underlying
	£m	£m
Reuters Xtra	775	725	7%	12%
Reuters Trader	405	575	(29%)	(25%)

Sales & Trading	1,180	1,300	(9%)	(4%)

Reuters Xtra	62	61	2%	9%
Reuters Trader	11	18	(45%)	(43%)
Knowledge	65	108	(39%)	56%
Wealth Manager	97	103	(5%)	2%

Research & Asset Management	235	290	(19%)	2%

Enterprise	481	560	(14%)	(9%)

Media	144	153	(6%)	(2%)

	2,040	2,303	(11%)	(5%)

Recoveries	321	361	(11%)	(7%)

Total Reuters revenue	2,361	2,664	(11%)	(5%)

5d.     Reuters Revenue by Geography for the year to 31 December 2004 (unaudited)

	Year to 31 December		% Change
	2004	2003	Actual	Underlying
	£m	£m
Europe, Middle East, Africa	1,344	1,501	(11%)	(7%)
Americas	631	733	(14%)	(2%)
Asia	386	430	(10%)	(3%)

Total Reuters revenue	2,361	2,664	(11%)	(5%)

6. Reuters quarterly Product Family statistics (unaudited)

				Underlying
	Three months ended			percentage change
				Versus	Versus
	December 2004	September 2004	December 2003	September 2004	December 2003
Period end accesses (000s)
3000 Xtra	88	83	69	6%	27%
Dealing	18	18	18	--	1%
Other Xtra	2	2	1	12%	51%

Reuters Xtra	108	103	88	5%	23%

2000/3000	44	50	68	(13%)	(35%)
Other Trader	56	57	65	(2%)	(11%)

Reuters Trader	100	107	133	(7%)	(24%)

Knowledge & Wealth Manager	120	117	117	3%	2%

Total period end accesses	328	327	338	--	(3%)

Access driven revenue ((pound)m)
Reuters Xtra	193	183	177	4%	13%
Reuters Trader	86	87	118	(1%)	(24%)
Knowledge & Wealth Manager	19	20	20	2%	9%

Total access driven revenue	298	290	315	2%	(2%)
Other recurring revenue	245	238	277	1%	(3%)

Recurring revenue	543	528	592	2%	(2%)

Average revenue per access ((pound))
Reuters Xtra	613	606	692	--	(9%)
Reuters Trader	278	264	272	4%	--
Knowledge & Wealth Manager	54	56	58	--	6%

Total average revenue per access	304	294	303	2%	2%

Accesses outside the Reuters Xtra, Reuters Trader, Knowledge and Wealth Manager Product Families are not included in the above analysis.

7.     Reuters cost by type for the year to 31 December 2004 (unaudited)

	Year to 31 December		% Change
	2004	2003	Actual	Underlying
		Restated
	£m	£m
Staff	903	1,005	(10%)	(3%)
Services	422	456	(8%)	1%
Depreciation	112	150	(25%)	(21%)
Data	247	279	(11%)	(7%)
Communications	302	348	(13%)	(4%)
Space	176	201	(13%)	(6%)
Amortisation and impairment of subsidiary goodwill
and other intangibles	68	96	(29%)	(29%)
Recharges	(38)	(49)	23%	12%

Operating costs	2,192	2,486	(12%)	(5%)

8.     Summary of financial results for the year to 31 December 2004 in US dollars (unaudited)

The following information is provided for the convenience of US shareholders. Summary headline figures from the financial results for the year to 31 December 2004, as prepared under UK GAAP and in sterling, have been translated into US dollars. For convenience all figures (including comparatives) have been converted at £1 = US$1.82, the average rate for the twelve months to 31 December 2004.

	Year to 31 December
	2004	2003
		Restated
	$m	$m
Sales & Trading	2,148	2,366
Research & Asset Management	428	528
Enterprise	875	1,019
Media	262	278
Recoveries	583	657

Reuters	4,296	4,848
Instinet Group	965	1,052
Intra-Group	(10)	(12)

Revenue	5,251	5,888

Reuters	308	323
Instinet Group	52	(86)

Operating profit	360	237

Reuters	696	186
Instinet Group	102	(84)

Profit on ordinary activities before taxation	798	102

9.     Reconciliation of Instinet Group results for the year to 31 December 2004 (unaudited)

The following is a reconciliation of the unaudited results for the year to 31 December 2004 under US GAAP as released by Instinet Group to the numbers that will be reported by Reuters under UK GAAP. Comparative numbers for the year to 31 December 2003 are also shown.

		Revenue	Profit/(loss) after
				taxation
	Year to 31 December		Year to 31 December
	2004	2003	2004	2003
		restated*
Per Instinet Group's results - US GAAP (US$m)	1,187	1,156	54	(74)
Adjustments to UK GAAP
- Soft dollar commission	(215)	(212)	--	--
- Interest	(7)	(11)	--	--
- Investments / impairments	--	9	21	5
- Amortisation of intangibles	--	--	3	5
- Stock compensation	--	--	(2)	1
- Restructuring	--	--	(3)	6
- Tax	--	--	(9)	(17)
- Other, including currency translation	--	--	--	3

Instinet Group's results - UK GAAP (US$m)	965	942	64	(71)

Instinet Group's results - UK GAAP ((pound)m)	530	578	35	(43)

*Following recently issued Securities and Exchange Commission guidance, 2003 revenue has been reclassified to reflect the grossing up of transaction-related regulatory fees within transaction revenue and brokerage, clearing and exchange fees. These fees had previously been recorded as a reduction in the corresponding transaction revenue and shown on a net basis. For the years ended 31 December 2004 and 31 December 2003, the regulatory fee expenses were $53 million and $61 million, respectively. This adjustment has no impact on profit/(loss) after taxation. (See note 1 page 14.)

Exchange rates of US$1.82/£1.00 and US$1.63/£1.00 have been used, being the average rates for the twelve months to 31 December 2004 and the twelve months to 31 December 2003 respectively.

Explanation of adjustments

Revenue

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollars, primarily relating to the purchase of third party research products, as well as payments made as part of Instinet Group’s commission recapture services. Under US GAAP, Instinet Group reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP, these revenues and costs are not grossed up but are netted against each other.

The other 2004 revenue adjustment relates to net interest income, which is not reported as revenue under UK GAAP.

Instinet Group included various items related to investments within revenue in 2003, but in 2004 reclassified these as a component of total expenses. These items are not reported as revenue under UK GAAP, and are reconciling items in 2003 only.

Profit/(loss) after taxation

Adjustments to net profit/(loss) after taxation include the reversal of mark-to-market adjustments, profits and losses on disposal of investments based on historical cost, reversal of amortisation of intangible assets, impairment of investments held at the balance sheet date, stock based compensation costs, restructuring charges, currency translation differences and the tax impact of these adjustments.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of acquisitions, disposals and restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

o Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme

o unfavourable conditions in financial markets

o the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings

o difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products

o the dependency of Reuters Group on third parties for the provision of certain network and other services

o any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic

o the impact of significant competition in the financial information and trading communities

o changes in the regulatory or competitive environment

o adverse governmental action in countries where Reuters conducts reporting activities

o the ability of the Group to realise the benefit of acquisitions: in particular the ability of the Group to complete the transactions with Moneyline Telerate and QUICK Corp. and realise the anticipated benefits is subject to: the risks that the conditions to such transactions will not be satisfied, including that necessary regulatory approvals are not obtained; risks related to the integration of the companies’ operations and products following completion, including achieving expected synergies; and general risks associated with the companies’ businesses

o the ability of the Group to realise the benefit of disposals: in particular the ability of the Group to complete the sale of Radianz to BT and realise the anticipated benefits is subject to the parties agreeing to a satisfactory price and other terms and the assumption that BT’s acquisition and operation of Radianz results in the anticipated benefits and efficiencies to Reuters. There can be no assurance that Reuters will successfully sell all or any part of its stake in Radianz or that it will receive any particular price for it

o any changes in accounting policies that are required for the Group to comply with International Financial Reporting Standards (effective 1 January 2005) or other changes mandated by regulatory authorities that impact the Group’s financial reporting.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2003. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Ends

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REUTERS PRELIMINARY RESULTS

16 February 2005

PRESENTATION TO ANALYSTS

         Miriam McKay: Good morning. I would like to welcome you to Reuters Preliminary Results presentation.

        It is my pleasure to introduce David Grigson, our Chief Financial Officer, who will take you through the numbers, and Tom Glocer, our Chief Executive, who will talk a little about how we see our markets and our progress on our Fast Forward transformation programme. Also in the audience are various members of our senior management team, including Reuters new Chairman, Niall Fitzgerald.

        Before I start, I would like to remind you that our comments today include forward-looking statements and that the risk factor section of our Annual Report describes certain important factors which could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from our Corporate Relations offices in London and New York.

        With that, let me hand over to David.

David Grigson

Chief Financial Officer

        Thank you, Miriam, and good morning everyone. I will skip over the definitions of our non-GAAP measures and the short explanations of the two minor prior year adjustments that result from revisions to accounting rules, all of which are described on page 2 of your booklets, and move straight into the financial headlines for 2004.

Financial headlines – Reuters

        First, Reuters revenue has continued along the path of gradual improvement that we predicted at the beginning of 2004. Overall revenue was £2.361 billion and was down 11% but, if you exclude currency effects caused primarily by the weaker dollar, and exclude the impact of disposals, the underlying decline for the full year reduces to 5% — with the second half down 3%.

        Profits on disposals lifted our pre-tax profit to £382 million and our reported EPS to 23.6p, both significantly up on last year. Other key highlights are that:

o Recurring revenue was down 5.4% over the year, compared to a decline of over 10% last year.

o Fast Forward, now two-thirds complete, remains ahead of plan and the resulting cost savings have enabled us to hold our “pre-restructuring and amortisation”operating margin above 15%.

o EPS, before amortisation and before the profits we made on our disposals, was up 7% to 13p. This is the measure on which we base the dividend which we have again maintained at 10p for the year.

o Strong cash flow, together with the proceeds from disposals, has reduced net debt for Reuters from £610 million last year to £169 million at the end of this year.

Financial headlines – Instinet and Reuters Group

        Instinet Group reported their results 12 days ago. On a UK GAAP basis the key headlines then were that:

o Instinet are back in profit for the first time in three years. Their contribution to the Group’s profit before tax was £56 million in 2004 against a loss of £46 million in 2003.

o Both Instinet, the Institutional Broker, and INET, the electronic market place, performed well in a challenging year that finished strongly with over-the-counter market volumes up 21% in Q4 over Q3.

o Instinet Group’s already strong balance sheet was strengthened further, with net cash now standing at £495 million.

Finally, at a Group level, we have reported a pre-tax profit of £438 million and EPS of 25.2p, compared to £56 million and 3.6p in 2003.

Reuters – financial performance

        Let us look at the numbers in a little more detail and, as usual, I will focus mainly on Reuters where both revenue and operating costs were down 11%, with the underlying decline on both being closer to 5%. Most of the difference between our actual and underlying performance is due to currency movements. With over a third of our revenue and our costs denominated in US$, our reported numbers were materially impacted by the 12% weakening of the dollar in 2004 over 2003. I will provide some guidance on how currency movements might impact our 2005 numbers a little later.

        Moving on down the P&L, we took a restructuring charge of £120 million in 2004, all of which related to the various strands of the Fast Forward programme. This was £5 million less than we had anticipated at the half year and the biggest single element of this charge is severance, with most of the remainder relating to provisions taken against property leases, including those that we will be surrendering as a consequence of our move to Canary Wharf later this year.

        Our amortisation charges are well down on last year because of disposals and the net result of all of this is that our operating profit of £169 million shows a small decline over 2003.

Reuters – financial performance

        Continuing down the Reuters P&L, you see a positive contribution from our joint venture and associate companies where we have been working hard to improve performance. We saw a significant improvement in the performance of Radianz, driven by an underlying increase of 73% in revenues from third party customers, and by excellent cost management. Equally impressive was the performance of Factiva, our joint venture with Dow Jones that supplies extensive content and knowledge management solutions. In underlying terms, revenue and profit in Factiva were up 4% and 32% respectively but unfortunately we didn’t see this in the Reuters numbers because of the weak dollar. The debt reduction that resulted from our disposals has reduced our interest charges by £24 million, while the disposals themselves, which I will cover on my next slide, delivered gains in 2004 of £223 million.

        The tax charge that applies to our profits on a pre-amortisation, pre-disposals basis, was 22%, very similar to the rate that applied in 2003, and we are not anticipating any significant changes to our effective tax rate for 2005. The combination of all these moving parts resulted in a pre-tax profit in Reuters of £382 million compared to a profit of £102 million last year.

Reuters – disposals

        Turning specifically to disposals for a moment, those executed in 2004 yielded net proceeds of £434 million and a gain of £223 million, with the biggest contributor to both being the sale of the majority of our stake in Tibco last February. The profits on these disposals gave rise to a tax charge of just £2 million. The full list of the businesses sold in 2004 is shown in the supplementary notes in your slide booklet.

Reuters – revenue by segment

        Turning now to revenue, let’s look first at the customer segments we introduced to you a year ago. In 2004 we chose to disclose revenue by segment so that you could see how both market trends and our own initiatives affect the different parts of our business. In 2005, we will take this a step further and show full divisional profitability for each of these segments.

        I will start with Sales & Trading, which makes up about 50% of our total revenue. While the strategic focus has been on gradually moving the business model towards opportunities presented by increasing volumes of electronic trading, the operational focus remained on migrating existing customers from legacy to new; on adding new customers, particularly with our competitively strong premium products, and on protecting our dealing franchise. While underlying revenue for the year was down 4% the quarter-on-quarter performance shows an improving trend underpinned by an increase of over 20,000 Xtra family installed positions over the year. Our success in defending our Treasury franchise is demonstrated by the increase in the number of accesses of our Dealing products and the 16% underlying increase in our Dealing Matching revenues, where we saw a particularly strong Q4 when revenues were up 26%.

        Moving on to Research & Asset Management, revenue in this segment was £235 million, which was up 2% in underlying terms. Sales trends in this segment have been positive for some time now, driven by the success of Reuters Knowledge which grew its revenues by 56% in 2004.

        Enterprise segment revenue was down 9% in underlying terms, driven by major customers consolidating into fewer, larger centres; by the on-going migration of smaller customers to hosted products, and by our withdrawal from providing consulting services as part of Fast Forward. Also within the Enterprise segment is our fast-growing Enterprise Information business, which saw revenues grow 57% over the year, and our Risk business which we see as having the potential to grow in 2005 and beyond.

        Media revenue was down 2% on an underlying basis; 2004 saw a robust performance from our traditional media agency business, where the recurring revenue declines were caused mainly by our strategic decision to restrict access to our news. Usage revenue, principally consumer TV and advertising on our internet sites, showed a 16% increase over the year.

Reuters – trends in access

        This slide shows how our desktop accesses have moved over the year. At the end of 2004 our installed base of revenue-generating desktop accesses was 328,000, up slightly on three months previously and up 14,000 from the low point in March. Of these, 108,000 were Xtra Family accesses, up 23% from a year ago. Of the 20,000 Xtra Family users added in 2004 16,000 were the result of migrations from legacy products, with the balance coming from sales of new positions of 3000Xtra, the addition of over 700 new premium BridgeStations and a small increase in Conversational Dealing terminals.

        On the slide, we also show how the Trader family splits between our legacy products, including 2000/3000 series products, and our New Trader family products including mid-tier BridgeStation and Reuters Trader. The slide shows the reduction of 37,000 accesses of legacy products over 2004. 16,000 of these have moved up to Xtra, as I have said, and 4,000 have moved across to Reuters Trader. The remaining 17,000 relate primarily to legacy domestic products, many of which have been obsoleted as part of the product rationalisation programme within Fast Forward, and they had a total annual revenue loss of less than £10 million.

        Accesses in the Knowledge and Wealth Manager families, already enjoying the success of Reuters Knowledge, were boosted in the second quarter when we secured 20,000 new positions of Reuters Plus, our US retail equities product offering.

Reuters – average revenue per access

        This slide focuses on average revenue per access and the top line shows overall ARPA up an encouraging 2% in Q4 over the equivalent quarter last year. Q4 ARPA for the Xtra family of products is down 9% and the reason for this, as I have explained before, is a combination of things. First, mix effects as caused by the higher volumes of 3000Xtra; secondly, the impact of the weaker dollar where we price in dollars but bill in a different currency; thirdly, volume-based discounts kicking in as access numbers grow and, fourthly, discounts for the small number of customers migrating from legacy products that have taken 3000Xtra with the expectation that they will swap over to Trader in due course.

        The 6% increase in Knowledge and Wealth Manager family ARPA in Q4 is driven almost entirely by the success of higher priced Reuters Knowledge where accesses have grown 31% over the year.

Reuters – operating cost movements

        Moving on to costs, this slide shows that our operating cost base, including restructuring and amortisation, has fallen by some £294 million, or 12%, over last year. The biggest contributor to the reduction in our costs is the £159 million of savings we have accumulated from our Fast Forward programme in 2004. This brings our cumulative savings to £234 million since the start of the programme, some £4 million ahead of the forecast we revised upwards at the time of our interims last July.

        The next largest contributor to the year-on-year decline is exchange rate movements which flow through as a reduction of £113 million.

        The next bar on the slide, labelled “operational gearing” shows the impact on our costs of lower amounts of exchange fees and other revenue recoveries.

        “Other movements” include the net impact of acquisitions and disposals, lower amortisation charges and reductions in restructuring costs, as set out in the table in your booklets.

        The first red bar shows the impact that underlying inflation has had on our cost base in 2004. This is mainly salary inflation and increases in our communication costs due to rising data volumes, and is close to the 3% we pointed to at the interims.

        The final red bar on the slide, showing an increase in costs of £28 million, reflects investments we have made through the year mainly intended to drive the top line growth. These include investing in our next generation transactions strategy, in our growth businesses within the Enterprise segment and in content to help build out our consumer media business.

Reuters – movement in cash flow

        Now on to cash flow, and this slide shows cash movements for Reuters over the last year. The first number to focus on is the £90 million of capex in 2004 and, while the simplification of our business model has continued to drive down capex, there are some factors which have caused this number to be lower than we expected. In particular, we spent less than we thought we would in 2004 on our forthcoming move to Canary Wharf. We had previously signalled total capex of £40 million split evenly between 2004 and 2005. The £40 million still holds true as this project is on budget and on schedule, but we spent a little over £10 million in 2004 so the balance of nearly £30 million will be spent in 2005. Also impacting 2005 will be a step-up in investment in data centre capacity as we move to fewer, larger data centres so that we can improve service resilience, benefit from economies of scale and position ourselves to rationalise smaller data centres once we have completed the transformation of our distribution network. We expect the step-up in capex in 2005 on data centres to be in the region of £30-40 million, bringing total capex in 2005 closer to £150 million.

        Free cash flow in the year of £212 million benefited from the cash realised through two sale and leaseback transactions as well as lower tax and interest payments. Below the free cash flow line we have received £434 million of net proceeds from disposals, offset by £73 million of acquisition costs mainly related to the purchase of Equant’s share of Radianz. The net effect of all these moving parts is to reduce Reuters net debt to £169 million at the end of the year.

Reuters Group – financial performance

        This slide shows the consolidated results for the Group as a whole. Profit before tax is up to £438 million from £56 million in 2003, driven mainly by the inclusion of £243 million of profits from disposals, mainly in Reuters but also at Instinet. This degree of portfolio rationalisation has in turn reduced amortisation charges and interest costs.

        We have also seen a healthy turnaround in the performance of our affiliates in Reuters, and restructuring costs are lower in 2004 than in 2003 in both Reuters and Instinet.

Reuters – pending acquisition of Moneyline Telerate

        I have added this slide in order to provide a quick reminder of the Telerate deal we announced just before Christmas. In particular, it is worth emphasising that there are strong strategic operational and financial reasons for Reuters to acquire Telerate. As you well know, we are seeking to extend our reach into the buy-side and into fixed income, and to grow a cross-asset transaction business to complement our traditional terminal-based information business. As a global provider of benchmark content with a primary focus on money markets and fixed income, Telerate provides real impetus to our strategy.

        Operationally, Telerate is a relatively straightforward business for us to acquire, because it does not come with the usual headache, and expense, of complex technical product integration. Because Telerate already operates on our systems, we will be able to extract significant cost reductions while, at the same time, offering customers a broader, integrated content set and access to a larger trading community. The full costs of the acquisition are $100 million in cash, approximately $82 million in integration costs and our stake in Savvis which, even without a sensible liquidity discount applied, still adds up to approximately $1 of consideration for every dollar of revenue acquired. For a business that we forecast to be enhancing to our operating margins post integration, we expect this transaction to deliver a return on this investment well ahead of our cost of capital.

Reuters – exchange rates

        Now as we have seen in 2004, currency movements can have a material impact on our reported results, so I have added this slide to help you factor currency effects into your 2005 models.

        The only guidance I can give you is on the basis that exchange rates stay as they are now for the remainder of this year. On this basis, we would expect US$ weakness to negatively affect year-on-year revenue by approximately £33 million and operating profit by approximately £6 million. Today’s slightly stronger euro, if maintained, will mitigate most of that profit impact but would still leave us exposed on the revenue line.

Trend in Reuters net sales & recurring revenue

        This slide, a familiar fixture in these presentations, shows our recurring sales and revenue movements by quarter.

        Let us start by focusing on the red line, our net sales or cancellations, which slipped back in Q4, but for no other reason than just higher levels of the cancellations that we traditionally see as customers close out their budget cycles and set themselves up for their new financial year.

        Q4 recurring revenue was down 2.3%, ahead of our implied guidance of around 3% for the quarter. I would not read too much into this. We did perform slightly better than expected but we also had the usual flurry of one-off items that come through at the end of the year and, in this respect, 2004 was no different to the same quarter in 2003 which was also flattered by such adjustments.

        Before looking ahead into 2005, just a brief word on the trading conditions we have seen in each geographic region. All are showing signs of recovery, but at different speeds. The Americas continue to be our best performing region as market conditions improved early in 2004, slowed somewhat through the summer but finished strongly once the market put the uncertainties of higher oil prices and the Presidential elections behind it.

        In Asia we have seen an improving recurring revenue trend driven by small, but positive, quarterly net sales in every quarter of 2004.

        In Europe conditions remain difficult, but the market appears to be stabilising, especially in the UK, and we have seen some encouraging signs in our January sales numbers that suggest the trend lines continue to point in the right direction.

        While Q4 sales were a little weaker than we had hoped, January’s net sales have given 2005 an encouraging start and this is a good lead into my final slide.

Reuters – 2005 Outlook

        This slide confirms the guidance we provided in the middle of January, that we expect our first quarter underlying recurring revenue decline to be around 1.5% and, based on January’s sales, we expect to see further gradual improvement into the second quarter.

        We expect a further £105 million of Fast Forward savings in 2005, taking the cumulative savings to about £340 million at the end of the year, and we estimate that there will be a further £80 million of restructuring charges. The timing of some of the key elements of Fast Forward, including the new network services agreement that we are working on with BT, has meant that about £20 million of savings anticipated in 2005 will now be realised in 2006 which keeps us on track to hit our £440 million savings target in that year.

        With that I will hand over to Tom.

Tom Glocer

Business Update

        Good morning. I have two topics that I want to discuss today. First, I will give you an update on market conditions. Second, I wanted to review what we achieved in Fast Forward in 2004 and the work that remains to complete the programme in 2005.

Changing the shape of marketplace

        In past years I have always given you a region-by-region breakdown of trends in our market. However, since David has already given you a bit of regional commentary, I want to give you a different look at some of the trends shaping our marketplace, and importantly what we are doing about them.

        First, the growth in automation and in particular algorithmic or programme trading, this is being driven by lower spreads in traditional cash markets and the quest for greater efficiency as firms seek to scale up their trading platforms to handle an ever increasing amount of trades with fewer people. Just to give you one out of many possible statistics to prove this point, programme trading on the New York Stock Exchange rose from 41% of total trading volume at the beginning of 2004 to 54% by the end of the year, and it is continuing to increase.

        Our response at Reuters is to offer greater transactional capabilities: what we call our next generation transaction strategy, and data in machine-readable format: what we call Enterprise data.

        The second factor is consolidation. We are seeing a polarisation of the market where our biggest customers are getting even bigger, for example, JP Morgan Chase, Bank One, Crédit Lyonnais, Crédit Agricole. While at the same time smaller boutiques are thriving, for example Rothschilds or Greenhill.

        This trend is mirrored on the buy-side, where we are seeing the large long-only funds as under threat from both mammoth index funds, whose performance they struggle to beat, and an explosion of small hedge funds, which are promising greater performance. Reuters response here is our segmented product line – a specific buy-side campaign that is off to a good start, as well as our Enterprise offering.

        Third, increasing regulation is driving compliance spend. We are seeing higher spending on Risk systems, driven by greater regulatory scrutiny around the world including notably in China, and changes to market rules, including those proposed under Reg NMS in the US and MiFID in Europe. Reuters response is increased investment and focus in our risk business, our Enterprise data products and our next generation transaction strategy.

        Fourth, fragmentation of content and liquidity. Both the changes in market structure as well as the explosion in derivative products has meant a huge increase in the amount and velocity of data, and the number of markets that need to be searched for liquidity and price improvement. Reuters response is our next generation transactions strategy as well as changes to our enterprise offering including the planned launch of our direct feed product.

        Fifth, and finally, we are living in a much more uncertain world, in which the perceived level of risk from both man-made and natural disasters is heightened and individuals and their institutions have an ever greater need for instantaneous information, filtered and personalised to meet their professional as well as their personal requirements. Reuters response is the development of our consumer media business and its growing linkage to our profession services, including advanced personalisation and alerting functionality.

Fast Forward: 2005 focus on completion

        Let me turn now to our Fast Forward programme. As we enter the final year of the programme, I think it is important for me to give you a progress report and explain what we have left to do. I am pleased with what we have achieved so far, making the core business more competitive, less complex, more service-driven and more efficient. However, we still have much to do in 2005 to really build the platform for growth that we aspire to.

More competitive: Sales & Trading

        Let me turn to the first of these four points, making Reuters more competitive. Within our Sales & Trading segment, we continued to make good progress and reinforced our competitive position in 2004.

        First, we successfully defended our Dealing franchise against the Bloomberg and EBS foray and actually increased our Dealing community by over 100 keystations. Now, this would have been a good achievement without any competition, as it was the first time in seven years that keystation totals have actually risen. However, it is particularly impressive, given all the efforts of the competition. This focus on our core business allowed us to translate the markets’ volume gains directly into revenue growth, with our underlying FX usage revenues up 16% for the full year and even higher in the fourth quarter.

        Second, a greater proportion of customers are now seeing Reuters at our best through migration to products like 3000Xtra, which saw 5,100 terminals installed in the fourth quarter – a major acceleration for us – and ReutersStation, which saw a 16% increase in the quarter.

        Third, we are not sitting still and 2005 will see a serious expansion of Reuters transactional offerings and an acceleration in the uptake of Reuters Messaging. In the first quarter, we will launch our innovative partnership with the Chicago Mercantile Exchange, linking sell-side traders in the interbank FX market to the CME’s eFX market, where hedge funds and buy-side firms play a major role. This brings more liquidity to Reuters users and positions us well if FX markets evolve to more of an exchange model.

        In November, we announced the development of our new transaction services for the fixed income and foreign exchange markets which are the first releases from our next generation transactions strategy. We have lined up eight dealers, including Deutsche Bank, JP Morgan, Goldman Sachs and ABN Amro on the sell-side, and 27 price takers on the buy-side. We have just finished beta testing the service and plan to launch it in the coming weeks, so we are very excited about this.

        In general, the next generation transactions strategy brings Reuters a cross-asset class trading capability, delivered either directly into the end-user’s desktop or connected into his enterprise’s pricing engines.

        Finally, as David mentioned, the pending Telerate acquisition will help expand our trading community, especially among fixed income customers on the buy-side and at regional dealer firms.

More competitive: Research & Asset Management

        I now come to Research and Asset Management – an area where we had particular success in 2004. During the second half, we launched a focused buy-side campaign, targeting both investment management firms and hedge funds.

        We signed up over 2,700 accesses across the Xtra, Trader and Knowledge families. This was achieved by demonstrating the strength of Reuters products and especially the significant new content we have been adding, and the ability to tailor combinations of products to match workflow requirements.

        I am particularly pleased to report that we had 8,400 Knowledge products installed at year end. On top of this, we have just signed a major contract at ABN for an additional 350 positions, while in the UK we have signed a deal with a leading fund manager to upgrade 360 positions to Reuters Knowledge. And, as we head into 2005, and further enhance the performance of Reuters Wealth Manager, we expect to grow beyond the 4,400 units of that product that are sold to date.

        I do not talk a great deal about our Lipper subsidiary, but one of the advantages of decluttering our portfolio is that I have the time to highlight – not to mention to manage – some of the real pearls that are hidden in our core business. For those of you who do not know, Lipper is a leader in supplying mutual fund information and analytical tools.

        Underlying growth in revenues at Lipper was 9.4%, up to £32 million in revenues, in 2004, as they benefited from a greater push for transparency in the Funds world, particularly in the US. Lipper has also been pursuing a focused acquisitions programme for us, acquiring niche content firms such as Fitzrovia, a provider of fee information, and it is now pursuing attractive opportunities in the rather opaque hedge fund world, where we would like to acquire more content.

        All in all, the combination of the buy-side campaign, enhanced transaction systems, and further expansion of our content set, should all help to accelerate our penetration of the buy-side in 2005.

More competitive: Enterprise

        Let me turn to Enterprise. This is an area where Reuters delivers huge customer value, but we have not historically done a good enough job of pulling the story together for our clients, let alone for you. In 2004, we made a great deal of progress here, not only in sales terms – which I will come to in a minute – but also in defining what I call the ‘Reuters stack’.

        By combining our assets across the Enterprise, we are able to offer customers a fully integrated solution, spanning front to back office and covering transaction engines, position-keeping, credit exposure, risk management and post-trade valuations. We do this for a data model which encompasses both real time and historical data, developers’ tool kits and APIs to support our customers, as well as third party developers. We then provide the trading room systems that route and display this data. In short, we provide the glue that binds it all together for our customers.

        In terms of the building blocks of the stack, we had a good year. We added 30 new customers to our roster of risk management clients, and Kondor+ now has more than 14,000 individual users across 600 sites in 60 countries, and we ended the year strongly with important new sales at ING and others.

        On the trading room side the TIB/Triarch migration continues and we have now reached agreements with 18 of our largest 25 customers to upgrade them to an RMDS architecture, including an important sale at Citi at the year-end. As we move into 2005, product innovation is critical to stay ahead and I am pushing Reuters hard on this front. Technical innovation has always been important to our Enterprise clients, but we are seeing a heightened interest lately as prop trading desks at banks and hedge funds seek to shave milliseconds off their algorithmic trading.

        On pace with these changes, we have begun an early access program with three major institutions who are testing the new Reuters Data Feed Direct product which we plan to launch in the first half. As the name suggests, this will give clients the very low-latency direct connection to key exchanges that they seek, while importantly allowing them to use familiar Reuters RIC codes and data models. Thus clients get the speed that they require, without needing to rewrite historical applications that have been written to Reuters proprietary standards.

More competitive : Media

        Let me leave the tech world and come back to content. In 2004 we began to focus on the differentiating power of our news and other information. No other institution can rival the breadth and quality of Reuters news. From the Ukrainian elections to the Athens Olympic Games through to the devastation wrought by the Asian tsunami, Reuters journalists reported the big story fairly, accurately and with great insight. Every day they bring that same big story passion to reporting the finer points of modern markets, from the European Central Bank to the Federal Reserve to the Peoples Bank of China.

        Realising the value of our news and data we took the decision to withdraw our content from websites like Yahoo, and to reinforce our position in the professional markets by terminating the distribution of Reuters news over Thomson products. Looking forward we are investing in content and starting to build a recognised consumer brand. With relatively little marketing spend, the Reuters dot-com family of sites are now attracting nearly 12 million unique visitors a month. We see the convergence of the TV and the PC, along with the arrival of the 3G handset, as a great opportunity to build the Reuters brand and reach consumers directly, and we believe that we are not alone in recognising that IP-TV has now come of age. We are treading carefully here, gaining experience on the Microsoft Home Media Server platform and the Vodafone 3G phone, but we believe that there is an interesting and long-term profitable role for us to play here. I will have more to say about this in the second half of the year.

Less complex : segmented product line in place

        Moving on to becoming less complex, we continue to make progress on making Reuters easier to do business with and easier to run by simplifying products, processes and systems. We have now reduced the products we sell actively by two-thirds, and this is consistent with our goal of cutting the number of financial information products we sell from 1,300 to 50 by 2006. Today we are selling just under 400. However it is not just about reducing products, it is also about having the discipline to upgrade clients to the latest versions of our products and to migrate customer to new products from legacy ones. Overall 69% of our users are now on current versions; I would estimate that two years ago, that number would have been shy of 50%.

        On the migration front, the delays to Reuters Trader slowed our progress in 2004, but 32% of the users in the Trader family are now on our latest products, and that is off the legacy domestic and the old 2000/3000 servers. Our challenge in 2005 is to take up the pace of migration, as well as to work on integrating the pending Telerate acquisition as quickly as possible.

More service driven : aiming for competitive advantage

        Let me turn now to improving Reuters customer service, a cornerstone of our transformation plan. Overall we are running ahead of last year, as reflected in our annual survey of 12,000 customers. Our customer service is improving, and we are closing the gap with our competitor, but we can and we will do better. I was disappointed by the power outage we experienced in London last October and, no surprise, it impacted our fourth quarter customer satisfaction scores; but it also reinforced how integral we are to our client’s businesses, and was a rallying call to raise our game in providing world-class continuity and back-up: what we call service resilience.

        In response to the outage we are doing two things: first, we put in place an urgent 90-day remediation plan which sought to address all of the immediate issues at our Docklands facility as well as at our other main facilities. This plan cost us a few million pounds, all of which was taken in 2004, and I am glad to report that we have taken the necessary corrective action to ensure that the same problem or a similar problem will not re-occur.

        However, we are not content to just leave it there. My discussions in the aftermath of the outage with many of our customers highlighted both a requirement and an opportunity to do more, so we are accelerating our longer-range resilience plan to get as much work into 2005 as we can. Our vision is to move to a synchronous pair of live datacenters in each of our regions, backed-stopped by appropriate DR facilities on top. This will cost us slightly more in capex, as David outlined, but I believe it is a very sound investment which will help us further raise our game in customer service, support the core values of our brand, and bring us competitive advantage. Early customer reaction to the plan has been very positive, and we have begun to involve them in tests of our datacentres so that they can verify our progress.

More efficient: Fast Forward cost savings

        I have been speaking a great deal about spending money on products, on content, on service. Let me focus for a moment on something else we have become good at: saving money. This is somewhat of an acquired skill set for Reuters, you might say. At the Half Year, we raised our 2004 Fast Forward savings target from £220 million to £230 million, and we have now just exceeded that target by delivering £234 million. The sources of these savings continue as in prior years. We have reduced costs by centralising many functions in the back office, obsoleting legacy products and pushing down our property costs through rationalising our facilities.

        For 2005 we expect to deliver £340 million in Fast Forward savings on our way to the 2006 target of £440 million. The target continues to get more difficult as the US dollar depreciates, but our commitment remains the same. Also in 2005 we shall see greater savings coming from our Bangalore content centre, rationalisation of operations and development, and continued centralisation of our Finance and HR functions. As David mentioned, we are in advanced discussions with BT regarding the sale of Radianz and the operation of our communications networks. This will allow us to transform and simplify the way we operate our services. Savings from transforming our networks will help us reach our Fast Forward targets through 2006. However, in subsequent years, I expect significant further savings.

Looking forward with confidence

        It has taken us a long time and a hell of a lot of effort to get us to this point, but I am now not only confident about Reuters viability, I am excited about our long-term growth prospects. Will we have completed everything there is to do in this final year of Fast Forward? No, but we shall certainly deliver on our cost savings commitments, and we have taken major steps in improving our competitiveness, delivering appealing new products that customers value, and taking up our game in customer service.

        What remains to be done includes the transformation of our delivery networks, the full build-out of our business continuity/disaster recovery capabilities I described earlier, a revitalisation of our development organisation, and further investment in great content.

        What we shall have achieved by the end of the year is a solid platform for growth and an ambitious and striving culture that values its attainment. What will not have changed are our core values which we hold dear and which uphold the very brand which will facilitate this growth.

        Thank you for your time this morning. I look forward to coming back to you in the second half of the year to give you more detail concerning the growth strategy which we are now very busy developing. With that, I shall turn it over to questions.

Question & Answer Session

        Johnathan Barrett (Williams de Broe): I have three questions. Firstly, could you talk about the importance of January as an indicator of future sales and run us through the regional variances from Q4 to January? So, we are talking about the Americas, Europe and Asia. Secondly, can you talk about the effects on ARPU from the tailwind of upgrades that you have coming through, and balance that with a comment on the effect on pricing, how much pressure do you still see there? Thirdly, can you talk about scope for savings after Fast Forward?

        Tom Glocer: I shall take the first and third questions and I shall leave David the difficult middle question – true to our form here! It is always positive to start the year in a good way. I cannot be swayed too much by a single month, which is the reason why on David’s slide that he put up we resisted showing you a nice plot for January above the line since what we look at is the average month, taking three months at a time. That said, it is positive and helps us as we recover to the zero line.

        As far as regional variations, David really gave the colour of it there. What I find heartening, not just within Reuters but generally, is that we are beginning to see some signs that Europe is waking up. Even in Germany, which for us, as indeed for many, has been a relatively difficult market, we started the year with the first positive number I have seen out of Germany since I have been in this job. David, over to you for ARPU and I shall come back to scope for savings.

        David Grigson: Johnathan, I do not think we expect there will be too much of an alteration going forward, certainly in 2005, from the trends that you have seen in 2004. As we have said previously, any migrations that take place within the Trader family, we would expect to have a neutral effect on ARPU. Clearly, any migrations that trade up, particularly as a temporary trade-up in anticipation of moving over to Trader at some future date, will bring some downward pressure to the Xtra family ARPU as we are likely to be just charging a Trader-type price for those accesses. It is a small number of customers but it has had a small effect and, of course, as clients trade up from Trader to Xtra, we see the Xtra family ARPU coming down as a consequence, because the mix effect of having more and more Xtras in that mix relative to the number of Dealing terminals is quite substantial. Of the 9% decline in ARPA in the Xtra family, about 4%, so almost a half, was purely mix effect because of more Xtras and fewer Dealing stations, which are obviously more expensive. So, no material change in trend is anticipated in 2005.

        Johnathan Barrett: On the pricing side of that, how much pressure are you getting on pricing at the moment? How big is the kick-back against your rate card at the moment?

        Tom Glocer: We have put up prices for the first time by more than a negligible amount, and they appear to have all stuck. So that to me is probably the best indication. It remains a very competitive, cost-conscious environment but, as we improve our competitiveness, our ability to at least earn back inflation looks more promising.

        I did not finish the last part of your question. I shall not give you a number today but I would say that we have three interesting buckets available for us to see savings. The first is from transforming the way in which we distribute our products. The world has moved on in communications terms, and we shall not need as many operating data centres around the world. We currently run something north of 260 and we believe that we shall see a dramatic reduction in that. Secondly, we believe that there is further scope to consolidate some of our development centres, and we should see some savings there, which, by the way, are longer range. These programmes take two to three years to be completed.

        The third area is, in many ways, the most interesting. As we have now introduced P&L into our operating customer segments, some of the need for David, myself and others in the centre to run these big savings programmes diminishes and is replaced by an even more dynamic and, I believe, long-term fruitful process, which is that all of the business managers throughout the company now focus on the profitability of the business. We now have the MIS in place which we can not only measure but target by it, so that is probably the most interesting cultural financial change as part of the programme.

        Paul Sullivan (Merrill Lynch): I have a couple of questions. First, can you talk about your planned investment expenditure for ‘05/'06, and give us a sense of the various different programmes that that is going into? Following on from that, the underlying cost inflation over the next two years? Can you also give us an update on the performance of enterprise-wide deals? My sense is that you are getting a little pushback on the planned migration or swap-out of Bloomberg there. Then can you give us an update on the expected migration pattern for existing or remaining legacy products over the next 18 months to two years?

        David Grigson: Let me pick up on the first of those questions. On the investment programme, I have talked specifically about capex requirements, particularly around data centre growth, which will clearly flow through on the depreciation line in future years. On that, just looking ahead to 2006, although we expect a step-up, we also expect to see some continuing added capex in 2006 on data centres, because it will take a couple of years to build out this increase of data centres across the world. Obviously, in 2006 you have to factor out any further spend on Canary Wharf. That will be done and that means it will come down £30 million before coming back in. The long range forecast that we have always targeted for capex of somewhere between £100-120 million still feels about right, even with some increased level of data centre investment.

        Within the operating line, our general view is that there is efficiency in the business, and Tom has just talked about one of the major motivators of achieving that and means by which we shall achieve it, enough to cover the areas in which we wanted to invest more. It is not quite the case in 2006 but we certainly expect it will be the case pretty well in 2005. As an example, it will cost us more to work and operate these data centres than it has done previously and, therefore, we expect some level of up-tick in our level of operating costs in 2005, but we expect to accommodate that within the run rate of our costs and other efficiencies that we can find elsewhere outside out of the very specific Fast Forward programme.

        Regarding the two key elements on cost inflation, salary is one that has crept up a little bit over the last 12 months and I do not think we see that coming back down again in the foreseeable future. However, we do see some scope to address the comms part over the next couple of years, particularly once we have migrated successfully all our Legacy networks on to modern IP-based distribution networks, and once we have got the right structure in place with our partner, likely to be BT obviously in this context, that drives the right sort of behaviour back into Reuters, which has just not been the case up until now. We can begin to see some of that coming out of the inflation equation, but certainly for 2005, 3% is a good number to aim for. Beyond that, it may just be slightly less.

        Tom Glocer: I will pick up on your last two points, Enterprise deals and migration. These Enterprise deals take a course of their own. This morning, talking to one of my colleagues, I heard that we are about to displace over 200 positions on the trading floor in equities at one big firm in London where we have an Enterprise deal. Others I know in one place we are waiting for the roll-out of their Microsoft XP Desk Top, and so our roll-out is conditional on theirs. I do not think there has been any great trend, or any change in the trend, it has generally been a positive way for us to put a floor underneath spend, to guarantee what we have in place, and give us an opportunity to upgrade. In total we have gained positions as a result, some of which are reflected in our total access numbers.

        In terms of migration, my view is, obviously, I am disappointed. I would have much rather had Trader fully-functioning at full capacity 12 months ago. The interesting thing is it does not seem to have had as big an effect on revenue as I might have expected. Most of the people who wanted to leave an older service have had ample opportunity to do that, either up to Xtra to another Reuters product, or even to a competitor, and we do not see a great rush. That said, 2005 is the year where we think these products are now ready, and we will take up the pace of migration.

        Colin Tennant (Lehman Brothers): A couple of other things, you talk about the tax on disposals, which is a low number of £2 million I think, on assets that you still have which may or may not disposed of, I wonder if you would tell us something about the tax implications of a disposal on that? Another quick one, just on the consumer media issue that Tom was talking about, could you give us an idea of the scale that we might be talking about, both in terms of the scale of the opportunity and the scale of the investment which might be required for that particular issue?

        David Grigson: Colin, I cannot give you an answer for two reasons: because we do not know what the outcome to the process we have in place with Instinet will be, and in the event that we were to sell Instinet we do not know what the structure would be and whether or not there would be tax implications, either with Instinet itself or for Reuters. Rather than try to give a general answer that almost inevitably will turn out to be wrong one way or the other, I would prefer just to hold off with that until we have something more specific.

        Tom Glocer: Let me try to address the consumer media – in terms of the opportunity, how big is the prize? I would like to come back to you in a more organised way in the second half with not only the media opportunity, but generally the growth outlook for Reuters beyond Fast Forward. What I would say today though, which I think is helpful, is that the cost dynamics of entering the direct-to-consumer world are changing dramatically. Up until the last couple of years, if you wanted to be serious in linear broadcasting of news video, you either had to pay for transponders or CNN or kit out a whole cable distribution service, pay for carriage etc. What is interesting now is the changing cost dynamic of market entry via essentially IP-TV, and that is why we are focused on learning on the Microsoft Media Server Platform which we launched with them in the US. This week we are launching it in the UK as well. We are working with Vodafone on video over 3G phones, we will be working with Google on video search as well as text search, so there is an interesting dynamic which says ‘you don’t have to spend the hundreds of millions of dollars just to get the kit in place, you can focus more on the content, on the branding and how the people find you’.

        Simon Baker, SG Securities: Three questions if I may, the first is with reference to the second quarter guidance of gradual improvement, so I guess a question about semantics here, previously you referred to ‘gradual’ and it has come through at about 2% improvement, is there any change in your understanding of what ‘gradual improvement’ means? Secondly, in terms of the suggestion that there is going to be about a £20 million deferred cost saving impact, what is the extent to which that is dependent on a BT deal being signed? And then thirdly, I am still trying to get a bit on January, is that reference to a ‘good start’ relative to how you look in comparison to a month ago when you gave your Q1 guidance of 1.5% up?

        Tom Glocer: Let me try the last one first, and we will share going backwards, remember that when we gave Q1 guidance we are talking about revenue, so those are the blue bars on David’s charts. The January effect is net sales, so that would be a predictor more of revenues in the second quarter than in the first. You have three things you are working on here. One is the somewhat weaker Q4 sales rolling into this year, two is the price increase and three is, what sales do we do in Q1? All of those will be the drivers of Q2. I wouldn’t try to read the terminology too finely, I wouldn’t try to read the tea leaves too finely here, the direction is positive. We will cross that zero line. At this point we will be driven by ‘how do we do in February and in March net sales?’ We will have a much better view. We will have a view of that when we come back to you with the first quarter. Rather than try and fit an exact rule ‘do we go over in Q2, or does it spill over to July?'. Let us just leave it there. We are close and it is a good positive start to the year.

        David Grigson: I will pick up on the third element of Q1. There was always a view that not necessarily all the savings would land in exactly the right slot. Specifically around the opportunities that exist for us in the whole network distribution space, there is significant savings potential there for us. We have two ways we could do that. Now that we own 100% of Radianz, we could basically get in there and sort it out for ourselves and do many of the things that need to be done and the migration, do it ourselves. Our preference is not to do that, because we are not in the telecoms business and we would prefer to partner with somebody who does that as a matter of course, who is already building up the right sort of network capacity for Reuters to use, and that means doing a deal with BT. Clearly, therefore, there is some risk, as indeed we have identified even here, in making sure that in the time it takes to really nail that deal down so it is a good one for Reuters and, of course, for BT, that there may be some shaving-off of that potential for savings. In the end it makes no difference as far as 2006 is concerned, because you are going to get a full year. The full 40, as we said, is protected in that context, it is just ‘well how much is going to be in 2005, versus how much more you are going to get in 2006?'. We have given our best estimate of what we think that is likely to be overall, but that is just a part of it.

        Rogan Angelini-Hurll (Citigroup): David, how many of the Xtra users are Trader, really, and when will they start to migrate back down to Trader? On the slightly more expansive one, maybe picking up on what Paul asked, you gave a figure of £28 million of additional investment in the P&L for ‘04, could you maybe give us some guidance into what that figure would be in ‘05 and ‘06? Also on what basis you made those investments, i.e. when the revenue from that investment might come through and what kind of hurdle rates you are setting yourself for that?

        David Grigson: It is hard to know exactly because a number of different customers take a number of different preferences, and some indeed have taken Xtra with the stated intention of moving down to Trader, only to find that they like the product so much that they are actually inclined to stay with it. In those instances, clearly, we would expect to charge them more as a consequence than we might have originally negotiated. Probably it is in the hundreds, maybe the high hundreds more so than anything in the thousands in terms of Xtra terminals sitting on people’s desks which, once Trader hits all the capacity hurdles that we have set for it, will trade across or come across to Trader. Our experience to date is that people who have taken Xtra like it so much that they are quite reluctant to leave it for something else.

        On the £28 million I tried to answer that with Paul’s question which was that we are not expecting in 2005 any significant step up in investment, other than that which can be accommodated within the churn within our cost base. It may turn out to be £5 or £10 million one way, or £5 or £10 million the other way. In previous years you have seen that the net of underlying efficiency which we are just driving through the cost base has more than compensated for increased investment. There has been a lot of that going on, as we know, in various places, but we do not anticipate 2005 having any particular new lump in it that you should concern yourselves about. As far as beyond 2005 is concerned, that question has to wait until we come back and talk about the growth strategy later this year.

        Chris Collett (Goldman Sachs): Two questions, one was just on the recurring revenue which is down around 3% in the final quarter of last year, and then down around 1.5%, but given that you put through a price increase of about 2-3%, should we not have been expecting a slightly better performance in the first quarter of this year? Second question was just getting back to one of Tom’s slides about where you were describing about what is happening in cash equities with spreads coming down, increasing automation of our business, is that not something that we have already seen in one of your businesses in FX starting a few years back? One of the marked characteristics of that was the number of human traders involved in it coming out and putting your FX business into what turned out to be a four-to-five year hiatus. Could you talk about what you think might be the outlook for the terminals business if both those trends continue in other parts of the financial market?

        Tom Glocer: I will take that part and then let David work on the comparison of percentages. There is an interesting process of constant creative destruction across trading businesses. It is generally marked by the introduction of electronic trading in more commoditised portions, let us say the cash FX market, the cash equities market, while the human being traders migrate to more opaque markets. So, up to now, credit default swaps are still much more trader-to-trader. The key for Reuters, and an area where there is a difference between the response you saw in our FX business historically and now, is that we think we are aligned to that. You see us introducing new asset classes and pointing our information and trading services towards richer parts of the market, whether it is credit default swaps, other derivatives etc., while at the same time in the more commoditised elements, introducing two items. One: transaction capacity, which means not only in a terminal that a human being can use, but also: the ability to connect a datafeed directly into a pricing engine.

        So in our historical FX business in FX Matching, one of the reasons why we saw such an increase in volume is that our customers’ trading engines are spitting out a huge amount of liquidity into a liquidity pool, which used to be only driven by human beings entering Reuters. Similarly, the hook-up with the CME, to take what is a futures price for FX, strip out the interest rate component and turn it into a synthetic spot, is another way of reaching out and grabbing more liquidity. More than anything else, you see a Reuters which is more in the game and more conscious of what our customers are doing – and we are just trying to follow you.

        David Grigson: On the progression from Q4 to Q1, one of the reasons why we delay giving any Q1 guidance until early January is because we have to see that Q4 sales number – and, as you saw, it rather dipped back a bit. That clearly had an impact, because we would expect those net cancellation numbers to come out pretty quickly in the first year, on our first quarter guidance, which would otherwise have been better. Certainly, had that line continued that trend that we had seen up until Q4, then it would have been closer to 0.5% rather than 1.5%, whatever that number is.

        Then you would have seen a slightly different progression, which would have given you more comfort around the price increase issue. Even though we have talked about 2% to 3%, the actual revenue effect – because it does not all go in on 1 January and there are some countries in the world like Japan, where it goes in on 1 April, and there are other specific customer examples where it goes in as a contract term and comes up for renewal. It is spread and it does not all land on 1 January – quite a large proportion of it does, but not all of it.

        What Tom said previously about pricing is generally encouraging. The increases that we put through last October have stuck and therefore they have helped us in what would otherwise have been a less good progression than we are seeing now. The thing that has slowed that down was the Q4 sales numbers.

        Let me take the next question from the web: ‘Can you update us on margin targets, and how do these alter with Telerate?'

Tom Glocer: This is good - this is where David has the chance to make up the question that he is asking!

        There is no real change in where I see the margin capacity of this business. Four years ago, I said I thought it was in 17% to 20% range and that it would require us to see revenue growth for us to obtain that. That is still true.

        In terms of Telerate in particular, and David can help me on this, our view is that it is about an 18 month period until it goes accretive, and so the answer is that it is harmful until that point and then helpful after that point, I suppose.

        David Grigson: We said very specifically that it would be margin-enhancing and clearly, what we must imply by that is that it will be margin-enhancing to our own core margins – which means something above that 17% to 20% range. The potential with that, clearly, given the amount of cost take-out, is for a very high margin on the incremental Telerate revenue post that integration period.

        Mark Braley (Deutsche Bank): I have three questions. First, Tom mentioned Messaging once. Can you just tell us where we are in terms of active users, and what is the time line for getting the switch thrown on the inter-operability of that with other platforms?

        Secondly, there are the remaining product performance issues with Trader and so on. What is the time line for resolving those? Have you been giving any revenue rebate to the currently installed Trader base, around those performance issues?

        Finally, David, can you just say what you think your cost of capital is at the moment? And what do you think it should be?

        Tom Glocer: Let me tackle those. On Messaging, we are somewhere over 40,000 active users. The people who run our Messaging group tell me that I should really quote a 60,000 figure, because that is what the industry throws around and it is based on numbers of log-ins in a month. However, I think 40,000 is more conservative and actually reflects people who are using it.

        We are seeing a very slow, organic build-up in the community. In fact, again, in January perhaps we reached rather a tipping point and it accelerated. Deutsche happens to be a place where we have a good penetration of Messaging and tomorrow or later this week we are putting out an announcement about a take-up at BNPP. To me, the issue is, what can we do to accelerate it? We see helpful signs that the industry is ready for an industry-wide solution, and that would obviously accelerate the acceptance.

        On Trader, there are two sets of issues. There is one that I think of as quality issues – the bottom line, just ‘buggy’ software. I guess you are never through every potential bug, but we are through all the bugs that affected performance of the product, on both Trader and Wealth Manager. On Trader, that involved both the desktop and the server side. What remained is a set of issues which are not uncommon – at least, not uncommon for us in projects – about how much capacity can be added. That really goes more to the economics of it. We could scale it up very quickly if we just wanted to throw on a lot more boxes to do it, but what we are actually doing now is to try to fine tune it so that we can stay within the economic parameters of the programme plan, without adding lots of capacity.

        Our folks have seen and done this before. There was Reuters Plus in the early days, which was dreadful on capacity utilisation but is now just about the most efficient product we have – you can run several thousand of them from a single server. We are holding back at the moment, on rationing out the capacity of Trader.

        In terms of give-backs, I may not know of every case out there. There may be someone with five or 10 terminals who had a longer free trial or something like that but, to the extent that there is, they would be covered by the number of people who have Xtra instead and are at least paying us the full Trader price for the Xtra.

        David will deal with cost of capital.

        David Grigson: Mark, the first part of your question: we would estimate somewhere between 8.5% and 9.5%. We use numbers generally at the top end or above the top end of that range, for our own internal evaluations.

        The second half of your question is a subtle way of getting to the apparent inefficiencies in the balance sheet, but I will refrain from answering it on the basis that it is too premature to get to that issue, the ‘how, when and if’ type of question, because of all the things that we have talked about previously. There are a lot of things to do on Fast Forward, a lot of cash to go out on Fast Forward. One of the things you need to bear in mind is that we have made a lot of provisions but a lot of the cash outflows that arise as a consequence of that still have to come through, and our revenues have not yet turned positive, etc. I will just refrain until the second half, until we have a more detailed conversation around the balance sheet at some later date.

        Polo Tang (UBS): I just have a question on Instinet. What do you believe to be fair value for Instinet given the potential for the SEC to change the trade-through rule?

        Tom Glocer: You make it an easy one for me, because I do not know a better judgment than that the market is setting that price for us every day, and to the extent that we have material information that has been disclosed, Instinet has just had its year-end. In terms of the second part, it is very difficult for everyone – and in particular for the SEC – to understand exactly how the market reacts to changes they make in the rules. Several times they have changed the rules and it has had unusual effects in shifting trading, so it is very difficult to see exactly what effect NMS will have. What appears to be true now is that there is unlikely to be a landslide movement of volume from the New York Stock Exchange to the over-the-counter markets, which might have been possible in some of the earlier proposals just to do away with the trade-through rule.

        Polo Tang: Given that you are exploring strategic opportunities for Instinet though, are you waiting at all for the regulatory outcome from the SEC before deciding what to do with Instinet, or do you just completely separate it?

        Tom Glocer: It is one of the factors in our minds, as well as the minds of anyone else we will be having discussions with, but the SEC is also going to try and put it on the agenda. They have just re-proposed it, so this will not go on for ever and ever. The whole market wants a definitive end to the meddling in the way it operates.

        Charles Peacock (Seymour Pearce): I have a question on the usage revenues. You have seen a very sharp pick-up in the fourth quarter and I wonder whether you could expand on what particularly has enabled it to grow by quite that rate, how things are looking in the current year, and perhaps your expectations on that side of things?

        Tom Glocer: It is pretty much all driven by FX. We are seeing really good volatility in the FX market, including the attraction of FX as an asset class so not only trade flows but people speculating quite a lot because of the volatility in FX. In terms of the beginning of this year, January is also off to a very good start in the usage side of the business, and we are encouraged, and that is one reason why we are eager to take the success in the FX market and turn it into a multi-asset class trading opportunity, and not just have the one.

        Charles Peacock: Could you perhaps expand on the Bridge Trading side of the business, and where that fits and sits?

        Tom Glocer: Bridge Trading, for those who do not follow it too closely, is a broker-dealer that Reuters acquired as part of the Bridge acquisition, which soft dollar Bridge information terminals (now Reuters Station terminals) to clients in the US. It did not have a bad year last year and strategically Reuters does not have a major interest in operating an equity broker dealer, but I probably should not say any more about it than that.

David Grigson: One last question, from Giasone.

        Giasone Salati (CSFB): Two quick questions, one on Trader and one on Datafeeds, please. On Trader, could you update us on what you expect to be the current share of legacy users moving across to new Trader and the share of current legacy users moving upwards on Xtra, given the 12 month delay originally in the launch and the further delay more recently? Also on Trader, are new Traders being sold and installed currently, or are the problems that you saw in capacity also delaying installation? The second question on Datafeeds: the long-awaited fat pipe seems to be available in the beta version for clients outside the test environment, and Thomson is continuing to develop an alternative to Datafeeds. Could you give us an indication of the competitive pressure there, and what is the size of the market for Direct Feeds? Is it big enough to reverse the downward trend in this area, maybe in 2006?

        Tom Glocer: That is a compound question, so let me try and take it piece by piece. The market for direct feeds is not enormous but it is our most demanding customers and many have gone out on their own and connected directly to exchanges. What we are able to offer is something quite unique in the marketplace. That is, not only can we get the really, really fast performance that is needed, but we can deliver the feed with the traditional RIC codes, and the data model that they are getting with the slower – although it is less than a one second delay – pipe of aggregated data from 200 Exchanges and all the other over-the-counter information. That is a huge advantage if you do not have to go back and re-write your applications, not only your trading applications but more generally. It also means that you, the client, do not have to do the maintenance every time an Exchange changes their feeds back.

        Do you want every client in the world to have to have the people on board that night to make the change, or do you rely on somebody whose business it is? We need to maintain those people at the head-end anyway, and essentially what we have done is to take the device that sits at the very top of the Reuters network, to simplify it, strip out a lot of the processing power that adds value on the aggregated feed, and run it just for raw performance, and that device will sit down at the client’s site. It gets you speed, it gets you consistency of data model, it gives you fail-over to the general feed if for some reason your direct connection went down. It is a very attractive offering.

        In terms of the economics, it is not clear to me exactly how big that market will be. We are seeing significant interest on the hedge fund side. Certainly all of the active traders in equity markets want it, but I cannot give you a ‘Will it fully offset, or will it do no more than cover some of the deterioration we have seen as people consolidate feeds?’ answer.

        In terms of the competition, we have been hearing about this both on the Bloomberg and more recently on the Thomson side, for quite a while. This is difficult stuff, and it is a lot harder to take a network which is designed to run terminals and get it to deliver Datafeeds at the speed, and with all the APIs, etc. you need to speak the machines. We know that experience because we on the Reuters side have honestly struggled with how to take that architecture and make appealing terminal products. We think we know how to do it, but it is not easy.

        In terms of Trader we are selling and we are installing Trader in smaller numbers than we otherwise would if we just removed all limits off what we could sell. I can’t remember what the other part of the question was on Trader?

        Giasone Salati: What share of legacy customers is moving across – it was 60% if I am not mistaken moving across to new Trader, and 20% or 30% moving upwards, with some loss. Given the delay, and given that some of the customers have already upgraded to 2000Xtra, what is the update on that?

        Tom Glocer: What is interesting is how steady the uptake of Xtra has been. The product just gets better and better, so at this point I would have to say I under-called the number of people in the legacy group that would trade up to Xtra, so if I were to do it again I would say more like 40% upgrading and maybe 50% going across, and conceivably 10% disappearing. However as David has already mentioned, more of that is in the domestic legacy where we have just obsoleted products, and that is another thing to keep in mind when you see our numbers. We have not specifically drawn attention to a number which is the result of obsolescence that we are absorbing in the, let us say, 1.5% down, a certain amount of revenues where we are just the ones pulling the plug on it. It is healthy to work our way through that.

David Grigson: Thank you all very much

— Ends —

Preliminary Results

Reuters Preliminary Results

Financial Highlights

16 February 2005

David Grigson

Chief Financial Officer

Preliminary Results

DAVID GRIGSON

Definitions

“Reuters Group” refers to Reuters Group PLC and its consolidated subsidiaries including Instinet Group Incorporated (“Instinet”). “Reuters” refers to Reuters Group excluding Instinet Group.

UK non-GAAP measures

Reconciliations of underlying percentages and numbers, and cash flow measures to non-GAAP measures are provided in the Supplementary section of this presentation (on pages 31-36). Additional reconciliations can be found on Reuters web site at www.about.reuters.com, under Financial Data in the Investors section. For additional information concerning the use of non-GAAP measures, see ‘Operating and financial review - key financial performance measures’ on pages 27 and 28 of the 2003 Annual Report and Form 20-F.

The convention of underlying change used for Reuters Group, excluding Instinet, excludes acquisitions and disposals made since 1 January 2003, stated at constant exchange rates, to enable a like-for-like comparison. As Reuters is not able to forecast exchange rate movements or future acquisitions and disposals, guidance on future revenue performance is provided to investors on an underlying basis.

Reuters uses operating profit and operating margin, both before amortisation of subsidiary goodwill and intangibles, impairments and restructuring, as business performance measures. These are viewed by management to be important additional measures of operating performance, because the excluded items arise from corporate acquisition, disposal and reorganisation activity, rather than from the ongoing operations of the business units.

Restructuring charges are incurred as part of centrally managed and specifically defined transformation programmes terminating in 2005. Certain profit and cash flow measures are therefore presented both including and excluding restructuring charges to provide, in management’s view, a more detailed analysis and understanding of the ongoing business.

EPS before amortisation, impairments & disposals has a similar rationale to the operating profit and margin measures discussed above. Because it goes beyond the operating level, this measure also excludes profits and losses on disposals of subsidiaries and other investments as well as non recurring tax effects of impairments, external restructurings and disposals. Reuters dividend policy is based on this measure. In October 2001, Reuters Group defined the goal of its new dividend policy to be a dividend cover of at least two times, based on earnings before amortisation, impairments and disposals of the Reuters Group excluding Instinet Group.

Free cash flow excludes the cash impact of dividends and acquisitions and disposals and is used by the company to measure its ability to make dividend payments.

The foregoing measures are used by management to measure the performance of the business and should be seen as complimentary to, rather than replacements for, reported results.

Revised accounting for ESOTs and employee share schemes

UITF 38 ‘Accounting for ESOP Trusts’ has been adopted for the 2004 financial statements. As a result, shares in Reuters Group PLC held by ESOTs have been reclassified from Fixed Asset Investments and are now treated as a deduction from Shareholders’ Equity. No new shares have been acquired by the ESOTs during the year. In addition, revisions to UITF 17 ‘Employee Share Schemes’ have changed the basis on which the costs of employee share schemes are charged to the profit and loss account.

The impact of both these changes in accounting treatment has resulted in prior period adjustments and previously reported figures have been restated accordingly. The reclassification of shares acquired by the Reuters ESOTs from Fixed Asset Investments to Shareholders’ Equity has reduced net assets by £74 million as at 31 December 2003. The impact of adopting the amendment to UITF 17 was to decrease profit before tax by £2 million in the year to 31 December 2004 and to increase profit before tax by £7 million in the year to 31 December 2003.

Revised accounting for transaction-related regulatory fees - Instinet Group

Following recently issued Securities and Exchange Commission (SEC) guidance, Reuters Group has determined that transaction-related regulatory fees are more appropriately shown gross within revenue, rather than offset within brokerage, clearing and exchange fees. For the years ended 31 December 2004 and
31 December 2003, the regulatory fee expenses were £30 million and £38 million, respectively. This adjustment has no impact on profit before taxation.

The financial information included in this presentation is unaudited.

Financial headlines – Reuters

Revenue of £2,361m

PBT of £382m including £223m profit on disposals

EPS of 23.6p

Other business performance measures

Full year underlying recurring revenue down 5.4%

Cumulative Fast Forward savings of £234m

Operating profit before restructuring and amortisation of £357m, delivering
15.1% operating margin

EPS before amortisation and profit on disposals up 7% to 13.0p

Dividend held at 10.0p

Free cash flow of £212m; net debt reduced to £169m

DAVID GRIGSON

Financial headlines – Instinet and Reuters Group

Instinet

Revenue of £530m

Profit before tax of £56m compared to a loss of £46m in 2003

Cash positive and strong balance sheet

Reuters Group

Revenue of £2,885m, down 11%

Operating profit of £198m, up 52%

PBT of £438m (2003: £56m)

EPS of 25.2p (2003: 3.6p)

Reuters – financial performance

*Reported results for 2003 have been restated (see note on page 2)

Revenue

         Operating costs before restructuring,
         amortisation and impairment of subsidiary intangibles

         Operating profit before restructuring,
          amortisation and impairment of subsidiary intangibles

         Restructuring

         Amort / impairment of subs intangibles

Operating profit

Operating margin

Operating margin before restructuring,
amortisation and impairment of subsidiary intangibles

            2,361

          (2,004)

                   357

                (120)

                      (68)

                   169

                      7.2%

15.1%

        2,664

     (2,256)

                408

            (134)

                (96)

               178

                      6.7%

15.3%

       (11%)

       (11%)

      (13%)

          (5%)

Actual
Change

2004

2003*

£m

DAVID GRIGSON

Reuters – financial performance

*Reported results for 2003 have been restated (see note on page 2)

Actual
Change

2004

2003*

£m

Operating profit

         Affiliates / investment income

         Net interest

         Amort / impairment of affiliate intangibles
and investments

         Profit on disposals

Profit before taxation

       169

                5

        (10)

            (5)

       223

       382

         178

            (28)

            (34)

            (17)

                   3

          102

    (5%)

Effective tax rate before amortisation, impairments
& disposals

EPS

EPS before amortisation, impairments & disposals

Dividend

    22%

23.6p

13.0p

10.0p

    21%

    5.5p

12.1p

10.0p

        7%

DAVID GRIGSON

Reuters – disposals

Disposal proceeds of £434m yielding profits of £223m

Largest contributor was the sale of the majority of our
stake in TIBCO

Businesses sold contributed net £1m of pre-tax profit
in 2003

Tax charge of £2m

7

Reuters – revenue by segment

*Over 2003

2004

£m

Actual

Change*

Underlying

Sales & Trading

Research & Asset Management

Enterprise

Media

Recoveries

Total revenue

1,180

235

481

144

2,040

321

2,361

(9%)

(19%)

(14%)

(6%)

(11%)

(11%)

(11%)

          (4%)

             2%

          (9%)

          (2%)

          (5%)

          (7%)

          (5%)

DAVID GRIGSON

December 2003

June 2004

September 2004

December 2004

0

100

200

300

400

Reuters – trends in accesses

‘000 Accesses

Legacy 1

Knowledge & Wealth Manager

Xtra family

Trader 2

117

101

117

117

120

28

29

29

31

32

105

89

82

76

68

88

95

99

103

108

338

327

327

328

314

March 2004

9

Reuters – average revenue per access

*Q4 ‘04 versus Q4 ‘03

Q4
2004

£ per month

Q4
2003

Underlying
change*

Q3
2004

Total average revenue
per access

Reuters Xtra family

Reuters Trader family

Knowledge & Wealth
Manager

         304

         613

         278

              54

         294

         606

         264

              56

         303

         692

         272

              58

           2%

         (9%)

           0%

           6%

10

Reuters – operating cost movements

2003

2004

£2,486m*

£2,192m

(£159m)

(£113m)

(£25m)

(£93m)

Fast
Forward
savings

Currency

Operational
gearing

Other
movements

Inflation

£68m

Investment /
Other

£28m

*Reported results for 2003 have been restated (see note on page 2)

Reuters – movement in cash flow

*Reported results for 2003 have been restated (see note on page 2)

Movement

2004

2003*

£m

Operating profit before restructuring,
amortisation and impairment of subsidiary intangibles

          Depreciation

          Capex

          Working capital

          Restructuring

          Property and other fixed asset disposals

Operating cash flow

          Taxation, Interest, Other

Free cash flow

          Reuters dividend

          Net disposals / (acquisitions)

          Other

Movements

Net (debt) / funds

            357

            112

           (90)

        (79)

        (100)

                49

           249

             (37)

           212

         (140)

            361

                     8

           441

        (169)

              (51)

             (38)

              33

            (27)

            (11)

     39

      (55)

                70

               15

                       -

            462

            (10)

           467

           441

            408

            150

       (123)

        (52)

            (89)

                10

           304

         (107)

           197

         (140)

        (101)

                18

           (26)

        (610)

12

Reuters Group – financial performance

*Reported results for 2003 have been restated (see note on page 2)

Actual
Change

2004

2003*

£m

Revenue

Operating profit before restructuring,
amortisation and impairment of subsidiary intangibles

         Restructuring

         Amort / impairment of subs intangibles

Operating profit

         Affiliates / investment income

         Net interest

         Amort / impairment of affiliate intangibles
and investments

         Profit on disposals

Profit before taxation

EPS

   2,885

           401

       (128)

            (75)

          198

                   6

                (4)

               (5)

          243

          438

   25.2p

   3,235

           429

       (178)

       (121)

          130

            (28)

            (29)

            (19)

                   2

        56

            3.6p

     (11%)

        (7%)

       52%

DAVID GRIGSON

Reuters – pending acquisition of Moneyline Telerate

Extends presence in fixed income, buy-side and
regional dealers

Adds content, transactional and distribution
capabilities

Consideration of $100m cash plus Savvis stock

Integration costs of $82m to drive cost synergies

Accretive to adjusted EPS and to operating
margins post 18 month integration

14

Reuters - exchange rates

Approx
revenue
impact

US Dollar/£

Euro/£

(£33m)

£10m

(£6m)

£5m

Actual
2004
rates

1.82

1.47

Today’s
rates

1.89

1.45

Actual
2003
rates

1.63

1.46

Approx
op profit
impact

A movement in currency from 2004 rates to today’s rates would have the following impact on revenue and op profit (based on 2004 actual results using the expected
2005 currency profile)

•	Expected 2005 currency weighting

Quarterly underlying revenue
increase / decrease (% yr on yr)

Quarterly average net sales or
cancellations (£)

2001

2002

2003

2004

9.1%

10.9%

10.9%

9.8%

8.4%

6.2%

Trend in Reuters net sales & recurring revenue

4.4%

2.3%

1.5%

Q1 2005
Guidance

DAVID GRIGSON

Reuters – 2005 Outlook

Q1 underlying recurring revenue expected to decline
by around 1.5%, in line with our January statement

Based on good net sales in January, further gradual
improvement in Q2

Cumulative Fast Forward savings in 2005 of £340m

Expected Fast Forward charge for the year of £80m

17

Business Update

16 February 2005

Tom Glocer

Chief Executive Officer

Preliminary Results

TOM GLOCER

Changing shape of marketplace

Automation increases demand for data

Consolidation leads to polarisation

Regulation drives compliance spend

Fragmentation of content and liquidity

Uncertain world

TOM GLOCER

Fast Forward: 2005 focus on completion

More
competitive

Less
complex

More
service
driven

More
efficient

TOM GLOCER

Reinforced competitive position

Expanded Dealing franchise

3000Xtra – 5,100 accesses installed in Q4

Positioned for growth

Continue to innovate in FX - CME, buy-side

Expand trading capabilities into other asset classes

More competitive: Sales & Trading

TOM GLOCER

Good progress this year

Successful buy-side campaign

Signed up over 2,700 accesses

8,400 Knowledge products now
installed

More competitive: Research & Asset Management

Set to continue in 2005

Targeted to grow market share

Content a differentiator

Reuters Knowledge

Reuters Wealth Manager

Reuters Information and Data Model
Customer Site Integration

REUTERS

More competitive: Enterprise

2004 achievements

Selling well across the enterprise

RMDS & Risk

Migrating customers to right
technology

2005 objectives

Innovating to match market demand

Launch of direct feeds

Comercialising the “Reuters Stack”

Reuters
Stack

Automated trading

Instrument pricing

Order routing

Risk Management

Compliance

Back Office

Customer

Activities

TOM GLOCER

More competitive: Media

Reinforced value of content

World beating coverage

Withdrawing news from competitors

Starting to build a consumer brand

.com family – nearly 12m visits each month

Innovating on new platforms

Microsoft media server

3G mobile phones

Sales and Trading

Research and Asset Management

Enterprise

Datafeeds

RMDS

Datascope (EIP)

Risk

Less complex: segmented product line in place

Reuters Xtra family

Reuters Trader family

Reuters Knowledge family

Reuters Wealth Manager family

3000 Xtra

Reuters Station

Dealing 3000

Reuters Trader

2000/3000 series

Reuters Plus

Reuters Wealth Manager

Investment Management

Corporates

Reuters Overall
Satisfaction

70.9

+2.5

Change vs. H2 03

Closing gap on competitors

Investing to improve resilience

Seeking competitive advantage

More service driven: Aiming for competitive advantage

TOM GLOCER

More efficient: Fast Forward cost savings

885

520

80

£

£

679

0

100

200

300

400

500

600

700

800

900

1000

100

200

75

234

440

Savings from previous initiatives

Savings from Fast Forward

Fast Forward charge

340

‘03

‘04

‘05

‘06

120

161

785

Achieved

Projected

TOM GLOCER

Focused on completion of Fast Forward

On track to deliver objectives

Building a platform for growth

Looking forward with confidence

TOM GLOCER

TOM GLOCER

SUPPLEMENTARY

Instinet UK GAAP

Reuters Group cash flow

UK GAAP reconciliations

SUPPLEMENTARY

Instinet – financial performance

Actual
Change

£m

Revenue

          Operating costs before restructuring,
          amortisation and impairment of  subsidiary intangibles

Operating profit before restructuring,
amortisation and impairment of subsidiary intangibles

          Restructuring

          Amort / impairment of subs intangibles

Operating profit

          Affiliates / investment income

          Net interest

          Amort / impairment of affiliate intangibles
          and investments

          Profit / (loss) on disposals

Profit before taxation

             530

          (486)

                  44

                   (8)

                   (7)

                 29

                      1

                      6

                       -

                 20

                 56

             578

          (557)

                  21

              (44)

              (25)

              (48)

                       -

                      5

                   (2)

                  (1)

              (46)

            (8%)

       (13%)

2004

2003*

Supplementary – Instinet UK GAAP

*Reported results for 2003 have been restated (see note on page 2)

SUPPLEMENTARY

£m

2004
Reuters

2004
Instinet

2004
Reuters
Group

Operating profit before restructuring,
amortisation and impairment of subsidiary intangibles

          Depreciation

          Capex

          Working capital

          Restructuring

          Property and other fixed asset disposals

Operating cash flow

          Taxation, Interest, Other

Free cash flow

          Reuters dividend

          Net disposals

          Other

Movements

Net (debt) / funds

              357

             112

               (90)

          (79)

         (100)

                  49

             249

              (37)

             212

           (140)

             361

                       8

             441

           (169)

                   44

                  21

               (19)

              (96)

                    (8)

                  17

              (41)

                  33

                  (8)

                        -

                        -

               (30)

              (38)

             495

              401

             133

           (109)

           (175)

           (108)

                  66

             208

                  (4)

             204

           (140)

             361

               (22)

             403

             326

Supplementary – Reuters Group cash flow

SUPPLEMENTARY

SUPPLEMENTARY

Reuters Cash Flow Reconciliation continued